EXHIBIT 99.1

ALGONQUIN POWER CO.

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BNY TRUST COMPANY OF CANADA

Trust Indenture

Dated July 25, 2011

providing for the issue of senior unsecured debentures from time to time

Blake, Cassels & Graydon LLP

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TRUST INDENTURE

THIS INDENTURE is made as of the 25th day of July, 2011

BETWEEN:

ALGONQUIN POWER CO., a trust created and existing under the laws of Ontario (the “Issuer”)

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BNY TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (the “Trustee”)

WHEREAS the Issuer wishes to create and issue senior unsecured debentures in the manner provided in this Indenture.

NOW THEREFORE THIS TRUST INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE I

INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the respective meanings indicated:

“Additional Debentures” means the Debentures of any one or more Series, other than the initial issuance of Debentures of each such Series.

“Adjusted Assets” means Consolidated Assets, less Non-Recourse Debt and the principal amount outstanding under the Credit Agreement.

“Affiliate” or “affiliate” means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of Voting Securities or by contract or otherwise.

“Authorized Investment” means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank (which may include an affiliate or related party of the Trustee, for the purpose of this definition).

“Below Investment Grade Rating Event” means that on any day within the 60 day period (which shall be extended during an Extension Period (as defined below)) after the earlier of (1) the occurrence of a Change of Control, or (2) public notice of the occurrence of a Change of Control or the intention by the Issuer to effect a Change of Control, the Debentures are rated below an Investment Grade Rating by each of the Rating Agencies if there are less than three Rating Agencies or by at least two out of three of the Rating Agencies if there are three Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result of, in whole or in part, any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings downgrade). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Debentures on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the Debentures to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event (assuming for this purpose that a Change of Control has occurred) should one or more of the Rating Agencies that have placed the Debentures on publicly announced consideration for possible downgrade subsequently downgrade the Debentures to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are three Rating Agencies) or one of the Rating Agencies (if there are less than three Rating Agencies) have confirmed that the Debentures are not subject to consideration for a possible downgrade, and have not downgraded the Debentures, to below an Investment Grade Rating.

“Board of Trustees” means the trustees of the Issuer or, whenever duly empowered by a resolution of the trustees of the Issuer, a committee of the trustees of the Issuer, and reference to action by the Board of Trustees means action by the trustees of the Issuer or action by any such committee, in each case, on behalf of the Issuer. Following a Transaction permitted by Section 9.1, the term “Board of Trustees” includes a board of directors of a Successor.

“Book Entry Only Debentures” means Debentures of a Series which, in accordance with (and subject to) the terms applicable to such Series, are to be held only by or on behalf of the Depository.

“Business Day” means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Toronto, Ontario.

“Canada Yield Price” shall mean a price equal to the price of the Debentures calculated to provide a yield to maturity, calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day preceding the date of the issuance by the Issuer of a notice of redemption pursuant to Section 5.3 hereof, plus the Canada Yield Price Spread as defined in the Supplemental Indenture authorizing the issuance of such Debentures.

“Capital Lease” means any lease of property, real or personal, or any similar arrangement which would, in accordance with GAAP, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is the Issuer or a Subsidiary.

“Capitalized Lease Obligation” means, at any time, the amount of any obligation which would, in accordance with GAAP, be required to be classified and accounted for as a Capital Lease on the consolidated balance sheet of the Issuer and its Material Subsidiaries.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Certificate of the Issuer”, “Order of the Issuer” and “Request of the Issuer” mean, respectively, a written certificate, order and request signed in the name of the Issuer by any two Officers of the General Partner on behalf of the Issuer.

“Certified Resolution” means a copy of a resolution certified by an Officer of the Issuer, to have been duly passed by the Board of Trustees and to be in full force and effect on the date of such certification.

“Change of Control” means the occurrence of any one of the following (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the property and assets of the Issuer and its Subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction, other than, in the case of such a sale, transfer, conveyance or other disposition by the Issuer or its Subsidiaries, to the Issuer or its Subsidiaries; (b) a change in the beneficial owner of the common shares or trust units of the Issuer (unless such new owner is an Affiliate of Parent (including its successors); or (c) the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any person, or group of persons acting jointly or in concert for purposes of such transaction, becomes the beneficial owner, directly or indirectly, of securities of the Issuer to which are attached 50% or more of the votes that may be cast to elect trustees thereof (but excluding for greater certainty any such transaction that results in Parent (including its successors or its Affiliates) becoming such beneficial owner). For greater certainty, the acquisition of up to 25% of the common shares of the Parent by Emera Incorporated pursuant to the strategic investment agreement dated as of April 29, 2011 between Parent and Emera Incorporated does not constitute a “Change of Control”.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Common Shares” means shares of any class or classes of the share capital of a corporation or Securities representing ownership interests in any Person other than a corporation, the rights of the holders of which to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation or other Person are not restricted to a fixed sum or to a fixed sum plus accrued dividends or other periodic distributions.

“Compliance Certificate” means a Certificate of the Issuer certifying that after reasonable investigation and inquiry the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance of which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

“control”, “controlled” and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, through the ownership of Securities by contract or otherwise, to direct the management and policies of the other of such Persons, and includes, in the case of a corporation, the ownership, either directly or indirectly through one or more Persons, of Securities of such corporation carrying more than 50% of the votes that may be cast to elect the directors of such corporation either under all circumstances or under some circumstances that have occurred and are continuing, other than Securities held as collateral for a bona fide debt provided that such votes, if exercised, are sufficient to elect a majority of the directors of such corporation.

“Consolidated Assets” means, at any time, an amount equal to the total assets of the Issuer and its Subsidiaries on a consolidated basis as shown on the most recent consolidated financial statements of the Issuer.

“Consolidated Capitalization” means, at any time, the aggregate of Consolidated Equity and Consolidated Debt as shown on the most recent consolidated financial statements of the Issuer.

“Consolidated Debt” means, at any time, an amount equal, without duplication, to the aggregate, as shown on the most recent consolidated financial statements of the Issuer, and determined on a consolidated basis, of:

(a)	the aggregate amount of all obligations, liabilities and indebtedness of the Issuer and its Subsidiaries which would be classified as indebtedness for borrowed money upon a consolidated balance sheet of the Issuer and the Subsidiaries (but excluding any such indebtedness with a term of 12 months or less, determined as of the time at which such indebtedness is incurred); and

(b)	to the extent, if any, not included in paragraph (a) of this definition:

(i)	Guarantees by the Issuer or any Subsidiary of the indebtedness for borrowed money of any other person, limited to any stated maximum in such Guarantees; provided that any such indebtedness for borrowed money of such other person shall include obligations of the kind described in paragraphs (i) through (v) inclusive of this definition of Consolidated Debt;

(ii)	reimbursement obligations of the Issuer or any Subsidiary in respect of letters of credit and letters of guarantee issued in respect of or to secure indebtedness for borrowed money;

(iii)	obligations of the Issuer or any Subsidiary:

(A)	to purchase indebtedness for borrowed money or to advance or supply funds for the payment or purchase of such indebtedness of a person, including by way of the purchase of debt securities, other similar obligations or shares; or

(B)	to make any payment, loan, advance, capital contribution or other investment in or to a person, or become or be bound by any agreement to do so, in order to provide funds for the payment of any indebtedness for borrowed money, other than where such person is the Issuer or a Subsidiary; and

(iv)	Capitalized Lease Obligations,

but excluding all Non-Recourse Debt of the Issuer or any Subsidiary and all indebtedness of the Issuer owing to Parent.

“Consolidated Equity” means, at any time, the consolidated equity of the Issuer as shown on the most recent consolidated financial statements of the Issuer, and shall also include “temporary equity” as determined by GAAP.

“Corporate Trust Office” means the corporate trust office of the Trustee in the Province of Ontario at which, at any particular time, its corporate trust business related to this Indenture shall be administered, which office, at the date hereof, is located at 320 Bay Street, 11th Floor, Toronto, Ontario M5H 4A6.

“Counsel” means a barrister or solicitor or firm of barristers and solicitors (who may be counsel for the Issuer) retained by the Trustee or retained by the Issuer and acceptable to the Trustee, acting reasonably.

“Credit Agreement” means the Fourth Amended and Restated Credit Agreement dated as of February 14, 2011 among the Issuer, as borrower, National Bank of Canada as Administrative Agent and the lenders party thereto, as it may be amended, restated, modified, supplemented, extended or replaced from time to time.

“DBRS” means DBRS Limited and its successors.

“Debentureholders” or “holders” means, at a particular time, the Persons entered in the Registers as holders of outstanding Debentures at such time.

“Debentureholders’ Request” means, in respect of a particular Series, an instrument signed in one or more counterparts by Debentureholders holding not less than 25% of the aggregate principal amount of the outstanding Debentures of such Series or, in respect of all Debentures, an instrument signed in one or more counterparts by Debentureholders holding not less than 25% of the aggregate principal amount of all outstanding Debentures, in each case requesting or directing the Trustee to take or refrain from taking the action or proceeding specified therein.

“Debentures” means senior unsecured debentures of the Issuer issued pursuant to this Indenture and, for greater certainty, includes any Additional Debentures.

“Debt Account” means an account or accounts established by the Issuer (and maintained by and subject to the control of the Trustee) for a Series pursuant to and in accordance with this Indenture.

“Default” means any event or circumstance which, with the giving of notice or lapse of time, would constitute an Event of Default.

“Depository” means CDS or its successor or such other Person as is designated in writing by the Issuer to act as depository in respect of a Series of Book Entry Only Debentures.

“Derivative” means a forward, future or swap transaction or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions), whether or not any such transaction contemplates physical or financial settlement of the underlying asset, traded on an exchange or “over the counter”, together with any master agreement or credit support document relating to any of these transactions, all of which are typically entered into for the managing, mitigating or eliminating of risks relating to interest rate, currency or commodity price fluctuations.

“Environmental Laws” means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions relating to the environment, to the Release of any materials into the indoor or outdoor environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, industrial substances, toxic substances, hazardous substances or wastes to the extent such Environmental Laws are, or purported to be, legally applicable to the Issuer or any of its Subsidiaries.

“Event of Default” means any of the events or circumstances specified in Section 7.1;

“Extraordinary Resolution” has the meaning ascribed to such term in Section 10.13.

“Fiscal Quarter” means the three month-period commencing on the first day of each Fiscal Year and each successive three-month period thereafter during such Fiscal Year.

“Fiscal Year” means the Issuer’s fiscal year which at present commences on January 1 of each year and ends on December 31 of such year.

“GAAP” in relation to the 2010 Fiscal Year and earlier, means generally accepted accounting principles which are in effect from time to time in Canada (“Canadian GAAP”), and in relation to the 2011 Fiscal Year and later means generally accepted accounting principles which are in effect from time to time in the United States of America, unless changed for subsequent Financial Years to International Financial Reporting Standards which are in effect from time to time in the United States of America or to Canadian GAAP.

“Global Debenture or Debentures” means a Debenture or Debentures representing the aggregate principal amount of a Series of Debentures held by or on behalf of the Depository.

“Government of Canada Yield” on any date shall mean the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to maturity of the Debentures. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by the Issuer.

“Guarantee” means any undertaking to assume, guarantee, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, indemnify for non-payment of or otherwise become liable in respect of, any obligation of any person.

“Immaterial Subsidiary” means any Subsidiary of the Issuer which is not a Material Subsidiary; provided that any entity that is not a Subsidiary of the Issuer and that is consolidated into the financial statements of the Issuer shall be deemed to be an Immaterial Subsidiary.

“Interest Payment Date” means, for each Series of interest-bearing Debentures, a date on which interest is due and payable in accordance with the terms pertaining to such Series.

“Internal Procedures” means in respect of the making of any one or more entries to, changes, in or deletions of any one or more entries in, the Register at any time (including without limitation, registration of original issuance, exchange or transfer of ownership) the Trustee’s applicable internal operating procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Trustee.

“Investment Grade Rating” means (i) in respect of DBRS, a rating equal to or higher than BBB(low) (or the equivalent of any successor rating category of DBRS); (ii) in respect of S&P, a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P); and (iii) in respect of any Rating Agency other than DBRS or S&P, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade.

“Issuer” means Algonquin Power Co., an unincorporated open- ended trust created and existing under the laws of Ontario, having its head office in Oakville, Ontario, and includes its successors;

“Maturity Date” means with respect to any Debenture, the date on which the principal of such Debenture becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Material Adverse Effect” means any event or circumstances that has or could reasonably be expected to have:

(i)	a material adverse effect on the Issuer;

(ii)	a material adverse effect on the Material Subsidiaries, taken as a whole; or

(iii)	a material adverse effect on the Issuer’s ability to make any payments under this Indenture, any Terms Schedule or any Supplemental Indenture.

“Material Subsidiary” means any Subsidiary of the Issuer whose assets represent more than 5% of Consolidated Assets of the Issuer.

“Non-Recourse Assets” means assets owned, directly or indirectly, by the Issuer or a Subsidiary which meet all of the following conditions:

(a)	the assets represent all or a portion of a specific Project, whether alone or in association with others; and

(b)	debt is owed to one or more Non-Recourse Creditors, contracted for the purpose of financing the costs (or a portion thereof) of such Project, or an improvement to such Project;

provided that, upon the debts or liabilities to such creditors in respect of such debt being repaid, such assets shall then cease to be Non-Recourse Assets.

“Non-Recourse Creditor” means a creditor whose recourse for Non-Recourse Debt is limited to a Non-Recourse Asset (i) to the exclusion of any and all other recourse, whether directly or indirectly by way of Guarantees or otherwise against the Issuer or any of its Subsidiaries in respect of such debt or liability, or (ii) if other recourse is provided by the Issuer or a Subsidiary, such recourse is limited to a specific or determinable amount, and if such recourse constitutes Consolidated Debt, shall be included as such for so long as such recourse is in effect, without disqualifying the debt in respect of which there is no recourse from being Non-Recourse Debt, nor disqualifying the subject assets from being Non-Recourse Assets, nor disqualifying the creditor to whom such recourse is provided from being a Non-Recourse Creditor.

“Non-Recourse Debt” means debt contracted for the purpose of financing all or a portion of the costs of a specific Project (or improvements thereto) and due or otherwise owing to a Non-Recourse Creditor.

“Officer” means, in respect of the Issuer, the President, a member of the Board of Trustees, a Vice-President, the Treasurer or the Secretary.

“Officers’ Certificate” means a certificate of the Issuer, signed by any two Officers, in their capacities as officers of the Issuer and not in their personal capacities.

“Ordinary Resolution” has the meaning ascribed to such term in Section 10.12.

“Parent” means Algonquin Power & Utilities Corp. and its successors.

“Paying Agent” means a Person authorized by the Issuer to pay the principal, Premium or interest payable in respect of any Debentures on behalf of the Issuer, and may include the Issuer and the Trustee.

“Permitted Encumbrances” means any of the following:

(a)	any Security Interest existing as of the date of issuance by the Issuer of Debentures issued pursuant to this Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

(b)	any Security Interest created, incurred or assumed to secure any Purchase Money Obligation or Capitalized Lease Obligation;

(c)	any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

(d)	any Security Interest created in favour of the Agent or Lenders (as such terms are defined in the Credit Agreement) pursuant to the Credit Agreement

(e)	any Security Interest in favour of any Subsidiary;

(f)	any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into or amalgamated or consolidated with the Issuer or a Material Subsidiary, or at the time such property is otherwise acquired by the Issuer or a Material Subsidiary;

(g)	any Security Interest securing indebtedness for borrowed money permitted by Section 6.3(b)(vi);

(h)	Security Interests created by the Issuer or any Material Subsidiary (i) in cash or marketable securities, or (ii) in reciprocal amounts owed to any counterparty to any Derivatives, clearing/exchange accounts, or netting arrangements, or (iii) through contractual set-off arrangements;

(i)	Security Interests in cash collateral posted by the Issuer pursuant to the credit agreements governing other Senior Unsecured Debt in connection with bankers acceptances and letters of credit issued thereunder;

(j)	any Security Interest in respect of:

(i)	liens for taxes, duties and assessments or securing workers compensation assessments, employment insurance or other social security obligations; provided however, that if any such taxes, duties or assessments are then overdue, the Issuer or any Material Subsidiary shall be contesting the same in good faith;

(ii)	any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(iii)	any obligations or duties, affecting the property of the Issuer or any Material Subsidiary, to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Issuer or such Material Subsidiary under government permits, leases or other grants, which obligations, duties and defects, in the aggregate, do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Issuer or such Material Subsidiary;

(iv)	any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carriers’ and other similar liens;

(v)	the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof;

(vi)	any undetermined or inchoate liens and charges incidental to the operations of the Issuer or any Material Subsidiary that have not been filed against the Issuer or such Material Subsidiary; provided, however, that if any such lien or charge shall have been filed, the Issuer or such Material Subsidiary shall be contesting the same in good faith;

(vii)	any Security Interest the validity of which is being contested by the Issuer or any Material Subsidiary in good faith and payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full;

(viii)	any easements, rights-of-way and servitudes (including, without limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that, in the opinion of the Issuer, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by the Issuer or Material Subsidiary;

(ix)	Security Interests in favour of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business of the Issuer or any Material Subsidiary in connection with operations of the Issuer or any such Subsidiary if such Security Interest does not, either alone or in the aggregate, materially impair the conduct of the business of the Issuer or any such Subsidiary;

(x)	any liens and privileges arising out of judgments or awards with respect to which the Issuer or any Material Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review; and

(xi)	any other liens of a nature similar to the foregoing which do not, in the reasonable opinion of the Issuer, materially impair the use of the property subject thereto, or the operation of the business of the Issuer or any Material Subsidiary, or the value of such property for the purpose of such business;

(k)	any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements), in whole or part, of any Security Interest referred to in the foregoing clauses (a) through (i) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the indebtedness secured thereby is not increased.

“Person” or “person” means any individual, corporation, body corporate, limited partnership, general partnership, joint stock company, association, joint venture, association, company, trust, bank, fund, governmental authority or other entity or organization, whether or not recognized as a legal entity.

“Premium” means, with respect to any Debenture at a particular time, the excess, if any, of the then applicable Redemption Price of such Debenture, excluding interest, over the principal amount of such Debenture.

“Prime Rate” means the rate of interest expressed as a rate per annum which the Issuer’s principal Canadian bank designates as its prime rate and which establishes from time to time the reference rate of interest such bank will use to determine the rate of interest it will charge for demand loans in Canadian dollars made in Canada, as such rate may be adjusted from time to time.

“Project” means the acquisition, construction or development of previously undeveloped or newly acquired assets forming an economic unit capable of generating sufficient cash flow, based on the reasonable assumptions of the Issuer or a Subsidiary, to cover the operating costs and debt service required to finance the undertaking relating to such assets over a period of time which is less than the projected economic life of the assets and includes any commercial operation for which such assets were so acquired, constructed or developed and which is subsequently carried on with such assets by such economic unit.

“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price (provided that such monetary obligation is not greater than such purchase price) of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

“Rating Agencies” means each of DBRS and S&P and, if a rating of the Debentures is obtained from an additional “approved rating organization” (as defined in National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) other than DBRS or S&P, shall also include the first such additional approved rating organization (the “Additional Rating Agency”), if any, that assigns a rating to the Debentures, as long as, in each case, such entity has not ceased to assign a rating to the Debentures or failed to make a rating assigned to the Debentures publicly available for reasons outside of the Issuer’s control; provided that if either DBRS or S&P or the Additional Rating Agency ceases to assign a rating to the Debentures or fails to make a rating assigned to the Debentures publicly available for reasons outside of the Issuer’s control, the Issuer may select any other “approved rating organization” (as defined in National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) as a replacement rating organization for one or more of DBRS, S&P or the Additional Rating Agency, as the case may be, and provided further that the Issuer shall maintain a rating of the Debentures with at least one Rating Agency at all times.

“Record Date” means, in respect of a Series of Debentures, a date fixed by the Issuer from time to time or specified in this Indenture for determining the Debentureholders entitled to receive interest on an Interest Payment Date for such Series.

“Redemption Date” has the meaning ascribed to such term in Section 5.3.

“Redemption Price” means with respect to a Debenture to be redeemed, the greater of (i) the Canada Yield Price, and (ii) par, together in each such case with accrued and unpaid interest to, but excluding, the date fixed for redemption.

“Redemption Price Calculation Date” means the date on which the Redemption Price is to be calculated for Debentures that do not have a fixed Redemption Price, which date shall be the third Business Day prior to the Redemption Date.

“Register” means a register for the registration of Debentures which the Trustee or a Registrar is required or permitted to maintain pursuant to Section 3.1.

“Registrar” means the Trustee or a Person other than the Trustee designated by the Issuer to keep a Register.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any contaminant in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise.

“S&P” means Standard & Poor’s Rating Service and its successors.

“Securities” means any stock, shares, units, instalment receipts, voting trust certificates, bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participation in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing.

“Security Interest” means any assignment by way of security, mortgage, charge, pledge, lien, encumbrance, title retention agreement (excluding Capital Leases and operating leases) or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not.

“Senior Unsecured Debt” means, with respect to a Person, the most senior unsecured and unsubordinated indebtedness for borrowed money of the Person (including, for certainty, all indebtedness and obligations of the Person with respect to letters of credit, bankers acceptances and LIBOR loans).

“Series” means a series of Debentures which, unless otherwise specified in a Supplemental Indenture or a Terms Schedule, consists of those Debentures which have identical terms, regardless of whether such Debentures are designated as a series or were or are to be issued at the same time.

“Stated Maturity” means the date specified, with respect to a Debenture, as the fixed date on which the principal of such Debenture is due and payable.

“Subordinated Debt” means all indebtedness for borrowed money, the repayment of which is subordinated upon the occurrence of an event or circumstance which is an Event of Default hereunder both as to principal and interest to the payment of all amounts payable by the Issuer hereunder.

“Subsidiary” means with respect to an entity:

(a)	any corporation of which such entity, alone or in conjunction with its other Subsidiaries, owns (legally or beneficially) an aggregate number of Voting Securities sufficient to enable the election of a majority of the directors regardless of the manner in which other Voting Securities are voted;

(b)	any partnership of which, at the time, such entity, alone or in conjunction with its other Subsidiaries, directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; or

(c)	any other person that is a legal entity of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such entity, alone or in conjunction with its other Subsidiaries;

and shall include any person in like relation to a Subsidiary. Unless otherwise specifically indicated herein, “Subsidiary” refers to a Subsidiary of the Issuer and includes, unless the context otherwise requires, each Material Subsidiary.

“Successor” has the meaning ascribed to such term in Section 9.1.

“Supplemental Indenture” means an indenture supplemental to this Indenture pursuant to which, among other things, Debentures may be authorized for issue or the provisions of this Indenture may be amended.

“Terms Schedule” means a schedule setting out the terms and conditions that are applicable to the Debentures or Additional Debentures specified therein.

“Threshold Amount” means an amount equal to the greater of (i) 5% of Consolidated Assets of the Issuer, and (ii) $25,000,000.

“Transaction” has the meaning given to it in Section 9.1.

“Trustee” means BNY Trust Company of Canada, or its successor or successors for the time being as trustee hereunder.

“Unsecured Indebtedness” means Consolidated Debt less any Consolidated Debt which ranks in priority to the debt represented by the Debentures.

“Voting Securities” means share capital or capital stock or any securities of any class of any corporation, trust or other entity which carries voting rights to elect the board of directors, board of trustees or management of such entity under all circumstances.

1.2	Meaning of “outstanding” for Certain Purposes

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation or money for the payment or redemption thereof has been set aside pursuant to sections 2.9 or 5.5 or Article 8, provided that:

(a)	if a new Debenture has been issued in substitution for a Debenture that has been mutilated, lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding;

(b)	Debentures that have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof; and

(c)	for the purpose of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or to constitute a quorum at any meeting of Debentureholders, Debentures beneficially owned directly or indirectly by the Issuer or any Affiliate of the Issuer shall be disregarded; provided that

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action or on the Debentureholders present or represented at any meeting of Debentureholders constituting a quorum, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii)	Debentures so owned that have been pledged in good faith other than to the Issuer or an Affiliate of the Issuer shall not be disregarded if the pledgee shall establish to the satisfaction of the Trustee, acting reasonably, the pledgee’s right to vote, sign consents, requisitions or other instruments or take such other actions free from the control of the Issuer or any Affiliate of the Issuer.

1.3	Interpretation Not Affected by Headings

The division of this Indenture into Articles, Sections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4	Extended Meanings

In this Indenture, unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; references to “Indenture”, “this Indenture”, “hereto”, “herein”, “hereby”, “hereunder” and similar expressions refer to this trust indenture, and not to any particular Article, Section, clause or other portion hereof, and include all Schedules and amendments hereto, modifications or restatements hereof, and any and every Supplemental Indenture and Terms Schedule; and the expressions “Article”, “Section”, “clause” and “Schedule” followed by a number, letter or combination of numbers and letter refer to the specified Article, Section or clause of or Schedule to this Indenture.

1.5	Day Not a Business Day

Except as otherwise provided herein, if any day on which an amount is to be determined or an action is to be taken hereunder at a particular location is not a Business Day, then such amount shall be determined or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day at such location unless such date would fall in the following month, in which case such amount shall be determined or such action shall be taken at or before the requisite time on the prior day that is a Business Day at such location.

1.6	Currency

Except as otherwise provided herein, all references in this Indenture to “Canadian dollars” “dollars” and “$” are to lawful money of Canada.

1.7	Other Currencies

For the purpose of making any computation under this Indenture, any currency other than Canadian dollars shall be converted into Canadian dollars at the Bank of Canada end of day rate of exchange on the date on which such computation is to be made.

1.8	Statutes

Each reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.9	Invalidity of Provisions

Each provision in this Indenture or in a Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10	Applicable Law

The Indenture and the Debentures shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario and shall be treated in all respects as Ontario contracts. The parties hereto hereby waive any right they may have to require a trial by jury of any proceeding commenced in connection herewith.

1.11	Language

In the event of any contradiction, discrepancy or difference between the English language version and the French or other language version of the text of a Debenture, the English language version of the text shall govern.

The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachment soient rédigés en anglais.

ARTICLE II

THE DEBENTURES

2.1	Limit of Issue

The aggregate principal amount of Debentures which may be issued under this Indenture is unlimited, but Debentures may be issued hereunder only upon the terms and subject to the conditions herein provided.

2.2	Issuance in Series

The Debentures may be issued in one or more Series. The Debentures of each Series shall be designated in such manner, shall bear such date or dates and mature on such date or dates, shall bear interest, if any, at such rate or rates accruing from and payable on such date or dates, may be issued at such times and in such denominations, may be redeemable before maturity in such manner and subject to payment of such Premium or without Premium, may be payable as to principal, interest and Premium at such place or places and in such currency or currencies, may be payable as to principal, interest and Premium in Securities of the Issuer or any other Person, may provide for such mandatory redemption, sinking fund or other analogous prepayment obligations, may provide for the payment of a yield maintenance amount, may contain such provisions for the exchange or transfer of Debentures of different denominations and forms, may have attached thereto or issued therewith Securities entitling the holders to subscribe for, purchase or acquire Securities of the Issuer or any other Person upon such terms, may give the holders thereof the right to convert Debentures into Securities of the Issuer or any other Person upon such terms, may be defeasible at the option of the Issuer, and may contain such other provisions not inconsistent with the provisions of this Indenture, as may be determined by the Issuer at or prior to the time of issue of the Debentures of such Series and set forth in a Terms Schedule or, to such extent as the Issuer deems appropriate, in a Supplemental Indenture pertaining to the Debentures of such Series; provided that, the Debentures of each Series shall have a stated maturity of not less than one year from the original issuance date of Debentures of such Series. At the option of the Issuer, the maximum principal amount of Debentures of any Series may be limited, such limitation to be expressed in the Terms Schedule or Supplemental Indenture providing for the issuance of the Debentures of such Series; provided that any such limitation may be increased at any time by the Issuer.

Notwithstanding the foregoing, or any other provision of this Indenture, no Debenture shall be issued that would, if issued by the Issuer, be “equity” of the Issuer within the meaning assigned by subsection 122.1(1) of the Income Tax Act (Canada) (the “Tax Act”) as of the date hereof (or by any similar provision of the Tax Act as amended from time to time) or which would result in the Issuer not being an “excluded subsidiary entity” within the meaning assigned by subsection 122.1(1) of the Tax Act as of the date hereof (or by any similar provision of the Tax Act as amended from time to time). In addition, the Issuer shall not issue Debentures under this Indenture that are intended by the Issuer to be eligible investments for certain deferred income plans under the Tax Act unless such Debentures meet the criteria set out in paragraph (c.1) of the definition of “qualified investment” in section 204 of the Tax Act (or in any similar provision of the Tax Act, as amended from time to time) or unless the Tax Act is amended to provide another provision under which the Debentures may qualify as a “qualified investment” for deferred income plans and the Debentures to be issued meet all of the requirements of such provision.

2.3	Form of Debentures

The Debentures of any Series may be of different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Debentures of different denominations or forms and in the provisions for the registration or transfer of Debentures, and any Series of Debentures may consist of Debentures having different dates of issue, different dates of maturity, different rates of interest, different redemption prices, different sinking fund provisions, and partly of Debentures carrying the benefit of a sinking fund and partly of Debentures with no sinking fund provided therefor.

Subject to the foregoing provisions and subject to any limitation as to the maximum principal amount of Debentures of any particular Series, any Debenture may be issued as part of any Series of Debentures previously issued.

All Debentures shall be in the form specified by the Issuer in the Supplemental Indenture or Terms Schedule relating thereto and approved by the Trustee, whose approval shall be conclusively evidenced by its certification thereof.

The Debentures of any Series may be engraved, lithographed, printed, mimeographed or typewritten, or partly in one form and partly in another, as the Issuer may determine, provided that if the Debentures of any Series are issued in mimeographed or typewritten form, the Issuer, on the demand of any registered holder thereof, shall make available within a reasonable time after such demand, without expense to such holder, engraved, lithographed or printed Debentures in exchange therefor.

2.4	Debentures to Rank Equally

The Debentures will be direct unsecured obligations of the Issuer. The Debentures of each Series will rank equally and pari passu with each other and with the Debentures of every other Series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of the Issuer, except as to sinking fund provisions applicable to different Series of Debentures and other similar types of obligations of the Issuer.

2.5	Book Entry Only Debentures

(a)	Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures, and subject to subsection 2.5(c), each Series of Debentures shall be issued as Book Entry Only Debentures represented by one or more Global Debentures registered in the name of the Depository or its nominee. Each Global Debenture shall bear the legend set out in Schedule A (or such updated legend as may be specified by the Depository from time to time).

(b)	Beneficial owners of Book Entry Only Debentures will have no right to receive definitive Debentures until such time, if any, as:

(i)	the Issuer determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of Global Debentures, and the Issuer is unable to locate a qualified successor;

(ii)	the Depository notifies the Issuer that it is unwilling or unable to continue to act as depository in connection with such Debentures and the Issuer is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Issuer is unable to locate a qualified successor;

(iv)	the Issuer elects, in respect of any series of Debentures, to terminate the book entry only registration of such Debentures through the Depository; or

(v)	the Depository determines to transfer the Debentures in accordance with subsection 3.3(d);

following which definitive Debentures in fully registered form shall be issued in exchange for such Global Debenture or Global Debentures, registered in such names and in such denominations (in a minimum of $1,000 principal amount and multiples thereof) as the Depository for such Global Debenture or Global Debentures, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee, provided that the aggregate principal amount of the definitive Debentures is equal to the principal amount of the Global Debenture or Global Debentures so exchanged.

(c)	Notwithstanding subsections (a) and (b) of this Section 2.5, if a Series of Debentures is being issued as Book Entry Only Debentures and a portion of the Debentures are being issued by private placement in Canada, the United States of America or elsewhere in a manner that results in such Debentures being subject to resale restrictions, the Issuer may, at its option, instead of issuing such restricted Debentures as part of a Global Debenture, issue individual registered Debentures (in a minimum of $1,000 principal amount and multiples thereof) in the name of the private placement purchasers of such restricted Debentures or as they may direct, with such legend or legends on such Debentures as the Issuer may require; provided that upon a transfer or exchange of such Debentures in a manner that will result in such legend or legends being removed from the replacement Debenture being issued, the Debentures must be transferred to the Depository or its nominee and will become part of the Global Debenture or Global Debentures held by the Depository.

(d)

The Issuer, at its option, may at any time and from time to time require that any Global Debenture be issued as an uncertificated Debenture. If the Issuer requires that any Global Debenture be issued as an uncertificated Debenture, then the Issuer shall provide notice of such uncertificated issuance to the Trustee and the Trustee, shall certify or authenticate such uncertificated Global Debenture (whether upon original issuance, exchange, registration of transfer, partial payment, redemption or conversion or otherwise) by completing its Internal Procedures and the Issuer shall thereupon be deemed to have duly and validly issued such uncertificated Global Debenture under this Indenture. Such certification or authentication shall be conclusive evidence that such uncertificated Global Debenture has been duly issued hereunder and that the holder of such uncertificated Global Debenture is entitled to the benefits of this Indenture. The Register shall be final and conclusive evidence as to all matters relating to uncertificated Debentures with respect to which this Indenture requires the Trustee to maintain records or accounts. The delivery of a confirmation of registration in the name of the Depository or its nominee by the Trustee to the related Depository shall constitute delivery of the uncertificated Global Debenture to the related Depository. The Trustee is authorized by the Issuer to provide further assurances and reports required by the Depository in order to confirm the Depository’s registered holding of an uncertificated Global Debenture. No uncertificated Global Debenture shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been certified or authenticated by entry on the Register of the particulars of the uncertificated Global Debenture. Such entry on the Register of the particulars of an uncertificated Global Debenture shall be conclusive evidence that such uncertificated Global Debenture is a valid and binding obligation of the Issuer and that the holder is entitled to the benefits of this Indenture.

2.6	Signatures on Debentures

All Debentures shall be signed (either manually or by facsimile signature) on behalf of the Issuer by any two Officers. A facsimile signature on any Debenture shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature was reproduced, and each Debenture so signed shall be valid and binding upon the Issuer notwithstanding that any individual whose signature (either manual or facsimile) appears on a Debenture is not at the date of this Indenture or at the date of the Debenture or at the date of the certification and delivery thereof an Officer.

2.7	Certification

No Debenture shall be issued or, if issued, shall be obligatory or entitle the holder thereof to the benefit hereof until it has been certified by or on behalf of the Trustee. Such certificate on any Debenture shall be conclusive evidence that such Debenture has been duly issued hereunder and is a valid obligation of the Issuer.

The certificate of the Trustee signed on any Debenture shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of such Debenture or its issuance. The certificate of the Trustee signed on any Debenture shall, however, be a representation and warranty by the Trustee that such Debenture has been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.8	Concerning Interest

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures:

(a)	every Debenture of a Series, whether issued originally or in exchange or in substitution for previously issued Debentures, shall bear interest from and including the later of:

(i)	its date of issue; and

(ii)	the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of the same Series;

(b)	interest shall be payable semi-annually in arrears and in equal instalments to Debentureholders on the Record Date for each applicable Interest Payment Date;

(c)	interest payable for any period of less than six months shall be computed on the basis of a year of 365 days; and

(d)	whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

Subject to accrual of any interest on unpaid interest from time to time, interest on each Debenture will cease to accrue from the earlier of the Maturity Date of such Debenture and, if such Debenture is called for redemption, the Redemption Date, unless, in each case, upon due presentation and surrender of such Debenture for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused by the Issuer.

Wherever in this Indenture or the Debentures there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Debenture, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture in which such express mention is not made.

Except as otherwise provided herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures, if the date for payment of any amount of principal or interest in respect of any Debenture is not a Business Day at the place of payment, then payment will be made on the next Business Day at such place and the holder of such Debenture will not be entitled to any further interest or other payment in respect of the delay unless such date would fall in the following month, in which case such amount shall be determined or such action shall be taken at or before the requisite time on the prior day that is a Business Day at such location.

Except as otherwise provided herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures, the Issuer shall pay the interest due upon the principal amount of each interest-bearing Debenture (except interest payable on maturity or redemption of a Debenture which, at the option of the Issuer, may be paid only upon presentation of such Debenture for payment) by forwarding or causing to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and the Issuer determine to be appropriate) a cheque for such interest (less any tax required by law to be deducted or withheld) payable to the holder of such Debenture for the time being on the Record Date for each applicable Interest Payment Date at the address appearing on the Register unless otherwise directed in writing by the holder or, in the case of registered joint holders, payable to all such joint holders and addressed to one of them at the last address appearing in the applicable Register and negotiable at par at each of the places at which interest upon such Debenture is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on such Debenture to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Debentureholder or the loss, theft or destruction thereof, the Issuer, upon being furnished with evidence of such non- receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Debentureholder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Issuer, at its option, may cause the amount payable in respect of interest to be paid to a Debentureholder by wire transfer to an account maintained by such Debentureholder or in any other manner acceptable to the Trustee.

If payment of interest is made by cheque, such cheque shall be forwarded at least three Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable Interest Payment Date.

If a Series of Debentures or any portion thereof is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer by the Issuer to the Trustee and by the Trustee to the Depository or its nominee for subsequent payment to beneficial holders of interests in that Global Debenture, unless the Issuer and the Depository otherwise agree. Such funds as are required for the payments of interest on the Global Debenture by the Trustee to the Depository shall be deposited by the Issuer with the Trustee by wire transfer on or before 11:00 a.m. (Toronto Time) on the Business Day prior to the Interest Payment Date. The Trustee shall use the funds deposited by the Issuer with the Trustee to pay to the Depository on the Interest Payment Date the interest on the Global Debenture then due. The deposit of funds by the Issuer with the Trustee with respect to the payment of interest will satisfy and discharge the liability of the Issuer in respect of the interest then due on such Global Debenture to the extent of the amount deposited (plus the amount of any tax deducted and withheld). None of the Issuer, the Trustee or any agent of the Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.9	Payments of Amounts Due on Maturity

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures, the Issuer will establish and maintain with the Trustee a Debt Account for each Series of Debentures. Each such Debt Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. Prior to 11:00 a.m. (Toronto time) on the Business Day prior to each Maturity Date for outstanding Debentures, the Issuer will deposit in the applicable Debt Account an amount sufficient to pay the principal amount of, Premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Debentures (less any taxes required by law to be deducted or withheld). The Trustee will use the funds deposited in a Debt Account to pay to the holder of a Debenture entitled to receive payment, the principal amount of Premium on and any accrued and unpaid interest payable on the Debenture upon surrender of the Debenture at the Corporate Trust Office or at such other place or places as shall be designated for such purpose from time to time by the Issuer and the Trustee. The deposit of such amount to the applicable Debt Account will satisfy and discharge the liability of the Issuer for the Debentures to which the deposit relates to the extent of the amount deposited (plus the amount of any taxes deducted or withheld) and such Debentures will thereafter not to that extent be considered to be outstanding and the holders thereof will have no right with respect thereto other than to receive out of the amount so deposited the respective amounts to which the holders are entitled. Failure to make a deposit as required pursuant to this Section 2.9 shall constitute an Event of Default in payment on the Debentures in respect of which the deposit was required to have been made.

2.10	Interim Debentures

Pending the preparation and delivery to the Trustee of definitive Debentures of any Series, the Issuer may execute in lieu thereof (but subject to the same provisions, conditions and limitations as herein set forth) and the Trustee may certify interim printed, mimeographed or typewritten Debentures, in such forms and in such denominations and with such appropriate omissions, insertions and variations as may be approved by the Trustee and any two Officers, on behalf of the Issuer (whose certification or signature, either manual or facsimile, on any such interim Debentures shall be conclusive evidence of such approval) entitling the holders thereof to receive definitive Debentures of such Series in any authorized denominations and forms when the same are prepared and ready for delivery, without expense to the holders, but the total amount of interim Debentures of any Series so issued shall not exceed the total amount of Debentures of such Series for the time being authorized. Forthwith after the issuance of any such interim Debentures, the Issuer shall cause to be prepared the appropriate definitive Debentures for delivery to the holders of such interim Debentures.

Any interim Debentures when duly issued shall, until exchanged for definitive Debentures, entitle the holders thereof to rank for all purposes as Debentureholders and otherwise in respect of this Indenture to the same extent and in the same manner as though such exchange had actually been made. When exchanged for definitive Debentures, such interim Debentures shall forthwith be cancelled by the Trustee. Any interest paid upon interim Debentures shall be noted thereon by the Paying Agent at the time of payment unless paid by cheque to the registered holder thereof.

2.11	Issue of Substitutional Debentures

If any Debenture issued and certified hereunder shall become mutilated or be lost, destroyed or stolen, the Issuer, in its sole discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Debenture or in lieu of and in substitution for such lost, destroyed or stolen Debenture. The substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. The applicant for a new Debenture shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Issuer and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Debenture so lost, destroyed or stolen as shall be satisfactory to the Issuer and to the Trustee in their discretion, and such applicant will also be required to furnish an indemnity and surety bond, in amount and form satisfactory to the Issuer and the Trustee in their discretion, and shall pay the reasonable charges of the Issuer and the Trustee in connection therewith.

2.12	Option of Holder as to Place of Payment

Except as herein otherwise provided, all amounts which at any time become payable on account of any Debenture or any interest or Premium thereon shall be payable at the option of the holder at any of the places at which the principal and interest in respect of such Debenture are payable.

2.13	Record of Payment

The Trustee shall maintain accounts and records evidencing each payment of principal of and Premium and interest on Debentures, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

None of the Issuer, the Trustee, any Registrar or any Paying Agent will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing or supervising any records relating to such beneficial interests.

2.14	Surrender for Cancellation

If the principal amount due upon any Debenture shall become payable before the Stated Maturity thereof, the Person presenting such Debenture for payment shall surrender the same to the Trustee for cancellation and the Issuer shall pay or cause to be paid the principal amount of such Debenture, the premium, if any, and the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date) and the provisions of Article VIII shall apply to such Debenture.

2.15	Right to Receive Indenture

Each Debentureholder is entitled to receive from the Issuer a copy of this Indenture upon written request and payment of a reasonable copying charge.

ARTICLE III

REGISTRATION, TRANSFER, EXCHANGE

AND OWNERSHIP OF DEBENTURES

3.1	Registers

The Issuer will cause to be kept at the Corporate Trust Office, or at such other place as shall be agreed in writing by the Issuer and the Trustee, a central register (the “Central Register”) and may cause to be kept in such other place or places by the Trustee or by such other Registrar or Registrars (if any) as the Issuer may designate, branch registers (each a “Register” and collectively with the Central Register the “Registers”) in each of which will be entered the names and latest known addresses of holders of Debentures and the other particulars, as prescribed by law, of the Debentures held by each of them and of all transfers of such Debentures. Such registration will be noted on such Debentures by the Trustee or other Registrar. Every Registrar (including the Trustee) from time to time shall, when requested to do so by the Issuer or by the Trustee, furnish the Issuer or the Trustee, as the case may be, with a list of the names and addresses of the holders of Debentures entered on the Register kept by such Registrar showing the principal amount and serial numbers of such Debentures held by each holder.

The Registers referred to in this Section 3.1 shall at all reasonable times be open for inspection by the Issuer, the Trustee, any Debentureholder and any Person who has a beneficial interest in a Global Debenture who provides a sworn affidavit confirming such beneficial ownership.

3.2	Transfers of Debentures

(a)	A registered holder of a Debenture may at any time and from time to time have such Debenture transferred at any of the places at which a Register is kept pursuant to the provisions of Section 3.1.

(b)	No transfer of a Debenture will be effective as against the Issuer unless:

(i)	such transfer is made by the registered holder of the Debenture or the executor, administrator or other legal representative of, or any attorney for, the registered holder, duly appointed by an instrument in form and execution satisfactory to the Trustee or other Registrar, upon surrender to the Trustee or other Registrar of the Debenture and a duly executed form of transfer;

(ii)	such transfer is made in compliance with such requirements as the Trustee or other Registrar may prescribe; and

(iii)	such transfer has been duly noted on such Debenture and on one of the appropriate Registers by the Trustee or other Registrar.

(c)	Notwithstanding subsection (a) of this Section 3.2, a registered holder of a Debenture may transfer such Debenture only in compliance with the provisions of any legend or legends thereon restricting transfer.

3.3	Restrictions On Transfer of Global Debentures

Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the Depository except in the following circumstances or as otherwise specified in a Terms Schedule or Supplemental Indenture relating to such Debenture:

(a)	a Global Debenture may be transferred by the Depository to the nominee of the Depository or by a nominee of the Depository to the Depository or to another nominee of the Depository or by the Depository or its nominee to a successor Depository or its nominee;

(b)	a Global Debenture may be transferred at any time after the Depository for such Global Debenture has notified the Issuer or the Issuer determines that the Depository is unwilling or unable or no longer eligible to continue as Depository for such Global Debenture;

(c)	a Global Debenture may be transferred at any time after the Issuer has determined, in its sole discretion, that the Debentures represented by such Global Debenture shall no longer be held as Book Entry Only Debentures; and

(d)	a Global Debenture may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the Series issued in the form of a Global Debenture, provided that at the time of such transfer the Event of Default has not been waived in accordance with the provisions of this Indenture.

3.4	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other Registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on a Register as the owner of such Debenture free from all equities or rights of setoff or counterclaim between the Issuer and the transferor or any previous holder of such Debenture, except in respect of equities of which the Issuer is required to take notice by statute or regulation or by order of a court of competent jurisdiction.

3.5	Closing of Registers

Except in the case of the Central Register, the Issuer shall have power at any time to close any Register. The Issuer will transfer the registration of any Debentures registered on a Register which the Issuer closes to another existing Register or to a new Register and thereafter such Debentures will be deemed to be registered on such existing or new Register, as the case may be. If the Register in any place is closed and the records transferred to a Register in another place, notice of such change will be given to each Debentureholder registered in the Register so closed and the particulars of such change will be recorded in the Central Register.

Neither the Issuer nor the Trustee nor any Registrar shall be required to effect transfers or exchanges of Debentures of any Series:

(a)	from the day of any selection by the Trustee of Debentures of that Series to be redeemed until the day on which notice of redemption is mailed pursuant to Section 5.3; or

(b)	that have been selected or called for redemption in whole or in part unless, upon due presentation thereof for redemption, such Debentures are not redeemed.

3.6	Exchange of Debentures

Subject to Section 3.5, Debentures in any authorized form or denomination may be exchanged upon reasonable notice for Debentures in any other authorized form or denomination, any such exchange to be for an equivalent aggregate principal amount of Debentures of the same Series carrying the same rate of interest and having the same Maturity Date and the same redemption and sinking fund provisions, if any.

Debentures of any Series may be exchanged at the Corporate Trust Office or at such other place or places (if any) as may be specified in the Debentures of such Series or in the Terms Schedule or Supplemental Indenture providing for the issuance thereof, and at such other place or places (if any) as may from time to time be designated by the Issuer. Any Debentures tendered for exchange shall be surrendered to the Trustee. The Issuer shall execute and the Trustee shall certify all Debentures necessary to carry out such exchanges. All Debentures surrendered for exchange shall be cancelled.

Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect, provided that:

(a)	Debentures which have been selected or called for redemption may not be exchanged for Debentures of larger denominations; and

(b)	if a Debenture that has been selected or called for redemption in part is presented for exchange into Debentures of smaller denominations, the Trustee shall designate, according to such method as the Trustee shall deem equitable, particular Debentures of those issued in exchange, which shall be deemed to have been selected or called for redemption, in whole or in part, and the Trustee shall note thereon a statement to that effect.

3.7	Ownership and Entitlement to Payment

The Person in whose name a Debenture is registered shall be deemed to be the owner thereof for all purposes of this Indenture and payment of or on account of the principal of and Premium and interest on such Debenture shall be made only to or upon the order in writing of such Person, and each such payment shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid.

If a Debenture is registered in the name of more than one Person, the principal, Premium and interest from time to time payable in respect thereof may be paid to the order of all such Persons, failing written instructions from them to the contrary, and each such payment shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid.

Notwithstanding any other provision of this Indenture, all payments (including principal, Premium and interest) in respect of Debentures represented by a Global Debenture shall be made or caused to be made to the Depository or its nominee. The Issuer understands that such payments will be subsequently paid by the Depository or its nominee to holders of interests in such Global Debenture, however, the Issuer has no responsibility or liability in respect of such subsequent payments.

The registered holder for the time being of a Debenture shall be entitled to the principal, Premium and interest evidenced by such Debenture, free from all equities or rights of setoff or counterclaim between the Issuer and the original or any intermediate holder thereof, and all Persons may act accordingly. The receipt by any such registered holder of any such principal, Premium or interest shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid, and neither the Issuer nor the Trustee shall be bound to inquire into the title of any such registered holder.

3.8	Evidence of Ownership

The Issuer and the Trustee may treat the registered holder of a Debenture as the owner thereof without actual production of such Debenture for the purpose of any Debentureholders’ Request, requisition, direction, consent, instrument or other document to be made, signed or given by the holder of such Debenture.

3.9	No Notice of Trusts

Neither the Issuer nor the Trustee nor any Registrar nor any Paying Agent shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied, resulting or constructive, in respect of any Debenture or otherwise) by the owner or the registered holder of a Debenture or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Debenture, and the Issuer, the Trustee and any Registrar may transfer such Debenture on the direction of the Person so treated or registered as the holder thereof, whether named as trustee or otherwise, as though that Person was the beneficial owner of such Debenture.

3.10	Charges for Transfer and Exchange

For each Debenture exchanged or transferred, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon in writing by the Trustee and the Issuer from time to time), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

Notwithstanding the foregoing, no charge (except a charge to reimburse the Trustee or other Registrar for any stamp taxes or governmental or other charges) shall be made to a holder of Debentures of any Series:

(a)	for any exchange or transfer of any Debenture applied for within a period of 45 days from the date of the first delivery of Debentures of such Series;

(b)	for any exchange after such period of Debentures in denominations in excess of $1,000 for Debentures in lesser denominations, provided that the Debentures surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to Section 3.10(a);

(c)	for any exchange of any interim Debenture that has been issued pursuant to Section 2.10; or

(d)	for any exchange of any Debenture resulting from a partial redemption pursuant to Section 5.2.

ARTICLE IV

ISSUE, CERTIFICATION AND DELIVERY OF DEBENTURES AND ADDITIONAL

DEBENTURES

4.1	Issue, Certification and Delivery of Debentures and Additional Debentures

The Issuer may issue, and the Trustee shall certify and deliver to or to the order of the Issuer, Debentures and Additional Debentures issuable under this Indenture, but only upon receipt by the Trustee of the following:

(a)	an Officers’ Certificate stating that no Event of Default has occurred and is continuing;

(b)	an Order of the Issuer for the certification and delivery of such Debentures or Additional Debentures, which shall specify the principal amount of Debentures or Additional Debentures requested to be certified and delivered, and to which is attached the Supplemental Indenture or Terms Schedule setting out the terms and conditions of such Debentures or Additional Debentures; and

(c)	an opinion of Counsel to the effect that all requirements of this Indenture and applicable law in connection with the issue of such Debentures or Additional Debentures have been complied with.

Upon the certification and delivery by the Trustee of Debentures or Additional Debentures in accordance with an Order of the Issuer, the Supplemental Indenture or Terms Schedule attached to such Order of the Issuer shall be deemed to form part of this Indenture.

4.2	No Debentures or Additional Debentures to be Certified during Event of Default

No Debentures or Additional Debentures shall be certified and delivered hereunder if, at the time of such certification and delivery, to the knowledge of the Trustee, an Event of Default has occurred and is continuing.

ARTICLE V

REDEMPTION AND PURCHASE OF DEBENTURES

5.1	General

So long as no Event of Default has occurred and is continuing, the Issuer shall have the right at its option to redeem, either in whole at any time or in part from time to time before the Stated Maturity, Debentures of any Series which by their terms are made so redeemable, at such rate or rates of Premium and on such date or dates and on such terms and conditions as shall have been determined at the time of issue of such Debentures and as shall be expressed in such Debentures or in the Supplemental Indenture or Terms Schedule authorizing or providing for the issue thereof.

5.2	Partial Redemption of Debentures

If less than all of the Debentures of any Series for the time being outstanding are to be redeemed, the Issuer shall in each such case, at least 15 days before the date upon which the notice of redemption is required to be given, notify the Trustee in writing of the Issuer’s intention to redeem Debentures of such Series and of the aggregate principal amount of Debentures to be redeemed. The Debentures so to be redeemed shall be selected by the Trustee in such a manner as the Trustee shall deem equitable and expedient. For this purpose, the Trustee may make regulations with regard to the manner in which such Debentures may be so selected, and regulations so made shall be valid and binding upon all holders of Debentures. Debentures of denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof), and, unless the context otherwise requires, reference to Debentures in this Article 5 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The holder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment in accordance with this Indenture, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unredeemed part of the Debenture so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

5.3	Notice of Redemption

Notice of intention to redeem any of the Debentures shall be given by or on behalf of the Issuer to the holders of the Debentures which are to be redeemed, not more than 60 days and not less than 30 days prior to the date fixed for redemption (the “Redemption Date”), in the manner provided in Section 11.2. Every notice of redemption shall specify the Series and the Maturity Date of the Debentures called for redemption, the Redemption Date, the Redemption Price or the Redemption Price Calculation Date, as applicable, and the place or places of payment, and shall state that all interest thereon shall cease from and after the Redemption Date. In addition, unless all the outstanding Debentures of a Series are to be redeemed, the notice of redemption shall specify:

(a)	in the case of a notice mailed or e-mailed to a holder of Debentures, the distinguishing letters and numbers of the Debentures which are to be redeemed (or of such thereof as are registered in the name of such holder);

(b)	in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of Book Entry Only Debentures, that the redemption will take place in such manner as may be agreed by the Depository, the Trustee and the Issuer; and

(d)	in all cases, the principal amounts of such Debentures to be redeemed or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

If a notice of redemption specifies a Redemption Price Calculation Date for any Debentures, the Issuer shall deliver to the Trustee, not later than the second Business Day prior to the Redemption Date for such Debentures, a Certificate of the Issuer which specifies the Redemption Price of such Debentures.

5.4	Debentures Due on Redemption Dates

Upon notice having been given as specified in Section 5.3, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the money necessary to redeem such Debentures shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Trustee, acting reasonably, as to the publication or mailing of such notices shall have been lodged with the Trustee, such Debentures shall not be considered as outstanding hereunder and interest upon such Debentures shall cease.

If any question shall arise as to whether any notice has been given as required or any deposit has been made, such question shall be decided by the Trustee, whose decision shall be final and binding upon all parties in interest.

5.5	Deposit of Redemption Amount

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures, upon Debentures having been called for redemption, the Issuer shall deposit with the Trustee or any Paying Agent to the order of the Trustee, by 11:00 a.m. (Toronto time) on the Business Day prior to the Redemption Date specified in the notice of redemption, by certified cheque or electronic funds transfer, such amount as may be sufficient to pay the Redemption Price of the Debentures to be redeemed. The deposit of such amount by the Issuer with the Trustee will satisfy and discharge the liability of the Issuer in respect of the Redemption Price of the Debentures to be redeemed to the extent of the amount deposited (plus the amount of any tax deducted or withheld). From the amount so deposited, the Trustee or the Paying Agent, as applicable, shall pay or cause to be paid to the holders of such Debentures called for redemption, upon surrender of such Debentures, the Redemption Price to which they are respectively entitled on the Redemption Date(less any taxes required by law to be deducted or withheld).

5.6	Failure to Surrender Debentures Called for Redemption

If the holder of any Debenture called for redemption fails on or before the date specified for redemption to surrender such Debenture, or does not within such time accept payment of the Redemption Price payable in respect thereof or give such receipt therefor, if any, as the Trustee may require, such Redemption Price (less any taxes required by law to be deducted or withheld) may be deposited in trust either with the Trustee or with a chartered bank (which may be an Affiliate of the Trustee), at such rate of interest as the Trustee or such bank may allow, and such deposit (plus the amount of any taxes deducted or withheld) shall for all purposes be deemed a payment to such holder of the sum so deposited and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and such holder shall have no right other than to receive payment out of the amount so deposited, upon surrender and delivery of such holder’s Debenture, of the Redemption Price of such Debenture.

5.7	Purchase of Debentures

Except as otherwise provided in the Terms Schedule or Supplemental Indenture applicable to a Series of Debentures and so long as no Event of Default has occurred and is continuing, the Issuer may purchase all or any of the Debentures in the open market (which shall include purchase from or through an investment dealer or stock exchange member) or by tender or by private contract, at any price. Except where the Issuer has purchased beneficial interests in a Global Debenture, all Debentures so purchased shall forthwith be delivered to the Trustee and shall be cancelled by it and, subject to the following paragraph of this Section 5.7, no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Issuer is prepared to accept, the Debentures to be purchased by the Issuer will be selected by the Trustee, in such manner (which may include selection by lot, selection on a pro rata basis, random selection by computer or any other method) as the Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

5.8	Cancellation of Debentures

Subject to the provisions of Section 5.2 and Section 5.7 as to Debentures redeemed or purchased in part, all Debentures purchased or redeemed in whole or in part by the Issuer under the provisions of this Article 5 shall not be reissued or resold and shall be forthwith delivered to and cancelled by the Trustee, and no Debentures of the same Series shall be issued in substitution therefor and the provisions of Article VIII shall apply to any such cancelled Debentures.

ARTICLE VI

COVENANTS OF THE ISSUER

6.1	Positive Covenants

The Issuer covenants with the Trustee that, for so long as any Debentures remain outstanding:

(a)	Payment and Performance: the Issuer shall duly and punctually pay all sums of money payable by it hereunder and under the Debentures as and when due and shall perform all other obligations on its part to be performed hereunder at the times and places and in the manner provided for herein and therein;

(b)	Legal Existence: subject to Section 9.1, the Issuer shall maintain its legal existence as a trust in good standing under the laws of its governing jurisdiction and register and qualify and remain registered and qualified as a trust authorized to carry on business under the laws of each jurisdiction in which the nature of any business conducted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except in jurisdictions where the failure to so register or qualify does not have and would not reasonably be expected to have a Material Adverse Effect;

(c)	Existence of Subsidiaries: subject to Section 9.1, the Issuer shall cause each Material Subsidiary to maintain its existence in good standing under the laws of its governing jurisdiction and shall cause each Material Subsidiary to duly register and qualify and remain duly registered and qualified to carry on business under the laws of each jurisdiction in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except in jurisdictions where the failure to so register or qualify does not have and would not reasonably be expected to have a Material Adverse Effect;

(d)	Insurance: the Issuer shall, and shall cause each Material Subsidiary to:

(i)	maintain in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing covering the properties and operations of the Issuer and the Material Subsidiaries, as is customarily and prudently maintained by persons of comparable size and financial standing to the Issuer or such Subsidiary engaged in the same or similar business in the localities where their properties and operations are located, and/or

(ii)	adopt other methods or plans of protection, including self-insurance, covering the properties and operations of the Issuer and the Material Subsidiaries in substitution or partial substitution for the insurance referred to in paragraph (i) above, if such plans or methods shall, in the opinion of the appropriate senior officers of the Issuer or its Material Subsidiaries, acting reasonably, be in its or their best interests;

(e)	Compliance With Laws and Regulations: the Issuer shall, and shall cause each Material Subsidiary to:

(i)	comply in all respects with all applicable laws, rules, regulations and orders of governmental authorities, including, without limitation, all Environmental Laws,

(ii)	observe and conform in all respects to all valid requirements of any governmental authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held, and

(iii)	obtain, maintain in effect and comply in all material respects with all terms and conditions of, any permits, licences and other authorizations which are required under Environmental Laws;

except to the extent any such failure does not have and would not reasonably be expected to have a Material Adverse Effect;

(f)	Payment of Taxes, Government Levies and Other Obligations: the Issuer shall, and shall cause each Material Subsidiary to, pay or cause to be paid all material rents, taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other similar obligations to pay money validly levied, assessed or imposed upon it, or upon its properties or assets or any part thereof, as and when the same become due and payable, except to the extent and for so long as the Issuer or such Material Subsidiary shall be diligently contesting its obligation to do so in good faith and by appropriate proceedings;

(g)	Notice of Defaults: the Issuer shall provide prompt notice to the Trustee of any Default or Event of Default upon any of the President, Chief Financial Officer, General Counsel or Senior Vice President (Operations) becoming aware of the facts giving rise to such Default or Event of Default;

(h)	Maintenance of Books and Records: the Issuer shall, and shall cause each Material Subsidiary to, keep proper and adequate records and books of account in a manner sufficient to enable the preparation of financial statements in accordance with GAAP and, if a Default or an Event of Default has occurred and is continuing, upon the request of the Trustee, make the same available for confidential inspection by the Trustee and its employees at all reasonable times and upon reasonable notice;

(i)	Year End Financial Statements: the Issuer shall furnish to the Trustee, as soon as available, and in any event within 120 days after the end of the Fiscal Year of the Issuer, the audited annual financial statements of the Issuer; provided that the Issuer shall be deemed to have furnished such financial statements if the Issuer has made the same available on “SEDAR”;

(j)	Quarterly Financial Statements: the Issuer shall furnish to the Trustee, as soon as available, and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Issuer, the unaudited quarterly financial statements of the Issuer; provided that the Issuer shall be deemed to have furnished such financial statements if the Issuer has made the same available on “SEDAR”;

(k)	Copies of Regulatory Filings: the Issuer shall furnish to the Trustee all financial statements, proxy statements, information circulars, notices and reports that it sends to its unitholders or shareholders, or that Parent sends to its shareholders, together with copies of all final prospectuses, registration statements, material change reports and annual information forms, if any, filed by the Issuer with any Canadian or United States securities regulatory authority; provided that the Issuer or Parent shall be deemed to have furnished such materials if the Issuer or Parent has made the same available on “SEDAR”;

(l)	Compliance Certificate: the Issuer shall furnish to the Trustee within 120 days after the end of each Fiscal Year of the Issuer, a duly executed and completed Compliance Certificate;

(m)	Ranking with Other Debt: the Issuer shall ensure that all payment obligations of the Issuer under this Indenture rank at least pari passu in right of payment with all Senior Unsecured Debt;

(n)	Ownership of Material Subsidiaries: the Issuer will ensure at all times that each Material Subsidiary shall remain a Subsidiary; provided that, for clarity, this Section 6.1(n) not prohibit transactions that comply with Sections 6.3(c) or 9.1;

(o)	Further Assurances: the Issuer shall, within 30 days after notice thereof from the Trustee, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Trustee in order to ensure that each material provision hereof is and continues to be a valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by moratorium laws from time to time in effect).

6.2	Financial Covenants

(a)	The Issuer shall not incur any obligation that would be included in the calculation of Consolidated Debt if, at the time of and immediately following any such incurrence, the ratio of Consolidated Debt to Consolidated Capitalization exceeds 0.65 to 1.0 and, Adjusted Assets of the Issuer are in an amount not less than one hundred and thirty percent (130%) of the aggregate principal amount of all Unsecured Indebtedness (calculated on a pro forma basis assuming such incurrence has occurred).

(b)	The Issuer covenants with the Trustee that, for so long as any Debentures remain outstanding, the Issuer shall not make any distribution on its units (other than issuances of additional units) or redeem, reduce, purchase or otherwise retire or pay off any of its units or Subordinated Debt if: (i) immediately thereafter, Consolidated Debt would be in excess of 65% of Consolidated Capitalization, or (ii) a Default or Event of Default has occurred and is continuing or would reasonably be expected to result therefrom.

6.3	Negative Covenants

The Issuer covenants with the Trustee that, for so long as any Debentures remain outstanding:

(a)	Negative Pledge: except for Permitted Encumbrances, neither the Issuer nor any Material Subsidiary shall create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, properties, rights or assets, whether now owned or hereafter acquired;

(b)	Indebtedness for Borrowed Money: neither the Issuer nor any Material Subsidiary shall create assume or otherwise incur any indebtedness for borrowed money, except: (i) indebtedness incurred pursuant to the Credit Agreement, (ii) other Senior Unsecured Debt of the Issuer, (iii) Subordinated Debt, (iv) Purchase Money Obligations, (v) Capital Lease Obligations, (vi) other secured indebtedness for borrowed money in an aggregate amount not exceeding the greater of (A) 5% of Consolidated Assets, and (B) $35,000,000, (vii) Non-Recourse Debt, and (viii) indebtedness among the Issuer and its Material Subsidiaries, and (ix) Senior Unsecured Debt of any Subsidiary if such Subsidiary has provided a Guarantee of the Issuer’s obligations for the payment of the Debentures; and

(c)	Restriction on Dispositions: neither the Issuer nor any Material Subsidiary shall, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of (i) all or substantially all of its properties, rights or assets (on a consolidated basis) to any person (other than (A) a disposition to the Issuer or a Material Subsidiary, or (B) a disposition pursuant to a transaction in respect of which Section 9.1 is complied with, or (C) a disposition of or by a Material Subsidiary to an arm’s length purchaser for consideration which is not less than fair market value, unless such Material Subsidiary holds all or substantially all of the assets of the Issuer on a consolidated basis), or (ii) any substantial part of its properties, rights or assets (on a consolidated basis) if such disposition has or would reasonably be expected to have a Material Adverse Effect.

6.4	Trustee’s Remuneration and Expenses

The Issuer will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts created hereby (including the reasonable fees and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any Event of Default and thereafter until all duties of the Trustee under such trusts are finally and fully performed, except any such expenses, disbursements or advances as may arise from the negligence or wilful misconduct of the Trustee. Any amount, other than advances, due under this Section 6.4 and unpaid 30 days after request for such payment will bear interest from the expiration of such 30 days at a rate per annum equal to the Prime Rate. Any advances due under this Section 6.4 will bear interest from the date of request for payment thereof at a rate per annum equal to the Prime Rate. After an Event of Default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to the payment of the principal of, Premium on and interest on the Debentures.

6.5	Not to Accumulate Interest

In order to prevent any accumulation after maturity of unpaid interest, the Issuer will not, except with the approval of the Debentureholders expressed by Extraordinary Resolution, directly or indirectly, extend or assent to the extension of time for payment of any interest payable on registered Debentures or be a party to or approve any such arrangement by purchasing or funding any interest or in any other manner. If the time for payment of any such interest shall be so extended, whether for a definite period or otherwise, the registered owners entitled to such interest shall not be entitled in case of an Event of Default to the benefit of these presents except subject to the prior payment in full of the principal of and Premium on all Debentures and of all matured interest on such Debentures, the payment of which has not been so extended, and of all other moneys payable hereunder.

6.6	Performance of Covenants by Trustee

If the Issuer fails to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Trustee for such purpose will be repayable as provided in Section 6.4. No such performance or advance by the Trustee shall relieve the Issuer of any Event of Default.

ARTICLE VII

DEFAULT AND ENFORCEMENT OR CHANGE OF CONTROL

7.1	Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an “Event of Default” under this Indenture:

(a)	Repayment of Debentures: the failure of the Issuer to pay the principal amount of any Debenture, or any Premium, yield maintenance amount or sinking fund payment that is applicable thereto, when due for payment under such Debenture;

(b)	Payment of Interest and Other Amounts: the failure of the Issuer to pay (i) any interest when due under a Debenture, and such failure shall have continued for a period of 5 days thereafter, or (ii) any other amount (other than principal, interest, Premium, a yield maintenance amount or a sinking fund payment) when due hereunder, and such failure shall have continued for a period of 30 days thereafter;

(c)	Voluntary Insolvency: if the Issuer or any Material Subsidiary shall:

(i)	apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its properties, interests or assets;

(ii)	make a general assignment for the benefit of creditors;

(iii)	commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(iv)	take action for the purpose of effecting any of the foregoing;

(d)	Involuntary Insolvency: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Issuer or any Material Subsidiary, seeking in respect of the Issuer or such Subsidiary an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Issuer or such Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of the Issuer or such Subsidiary under any bankruptcy or insolvency law and:

(i)	such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment unless such order, adjudication or appointment is stayed or otherwise effectively reversed within 30 days thereof, and in the interim the Issuer or such Subsidiary is diligently pursuing a reversal; or

(ii)	if such cause, proceeding or other action is being diligently contested by the Issuer or such Subsidiary in good faith and by appropriate proceedings, the same shall continue un-dismissed, or un-stayed and in effect, for any period of 60 consecutive days;

provided, however, that this Section 7.1(d) shall not apply to any proceeding brought by a Non-Recourse Creditor which does not affect or relate to any asset of the Issuer or a Material Subsidiary which is not a Non-Recourse Asset;

(e)

Cross Acceleration: if the Issuer or any Subsidiary is in default under any term or provision of any agreement evidencing indebtedness for borrowed money (other than this Indenture and any agreement evidencing Non-Recourse Debt of the Issuer or any Subsidiary but including, unless constituting Non-Recourse Debt, any agreement evidencing a Capital Lease or a Derivative) between itself and any lender (which, for purposes hereof, shall include any lessor under a Capital Lease and a counterparty under a Derivative) and as a result of such default such lender shall have accelerated (and not rescinded such acceleration of) the repayment of any indebtedness of the Issuer or such Subsidiary, or if any lender shall demand repayment of any indebtedness which is repayable on demand and is owing to it by the Issuer or such Subsidiary and such demand is not withdrawn, or such indebtedness shall not be paid within the time required by law, and in any such case the aggregate amount of all such indebtedness (or termination amounts in the case of Derivatives) outstanding at any one time to which all such defaults or demands relate is in excess of the Threshold Amount;

(f)	Judgments: if final judgments for the payment of money aggregating in excess of the Threshold Amount on a consolidated basis shall be rendered against the Issuer or any Subsidiary (otherwise than in respect of Non-Recourse Debt) and the same shall remain undischarged and not effectively stayed or appealed for a period of the lesser of 30 days and the relevant period under the laws of the applicable jurisdiction during which such judgments may be appealed;

(g)	Writs: if a writ, execution, attachment or similar process is issued or levied against all or a substantial portion of the property of the Issuer or any Subsidiary (otherwise than against a Non-Recourse Asset by or on behalf of a Non-Recourse Creditor) in connection with any judgment or judgments against the Issuer or such Subsidiary aggregating in excess of the Threshold Amount on a consolidated basis and such writ, execution, attachment or similar process is not released, satisfied, discharged, vacated or stayed within 30 days after the Issuer or such Subsidiary has notice of its entry, commencement or levy;

(h)	Encumbrancers: if any encumbrancers or lienors take possession of any part of the property of the Issuer or any Subsidiary which property has a fair market value aggregating in excess of the Threshold Amount on a consolidated basis, or if execution or other similar process is enforced against such property and such taking of possession or enforcement is not being contested by the Issuer or such Subsidiary in good faith and the encumbrancer or lienor remains in possession for any period of 60 consecutive days; provided that this paragraph shall not apply to any taking of possession or enforcement by a Non-Recourse Creditor against a Non-Recourse Asset;

(i)	Financial Covenants: if the Issuer is in breach of Section 6.2;

(j)	Notice of Default: if the Issuer breaches Section 6.1(g) and such breach continues for a period of 10 Business Days;

(k)	Negative Covenants: if there is a breach or failure of due performance by the Issuer of any covenant contained in Section 6.3 for a period of 30 consecutive days after notice in writing of such breach or failure shall have been given to the Issuer; or

(l)	Breach of Other Covenants: if there is a breach or failure of due performance by the Issuer of any covenant herein (other than those heretofore dealt with in this Section 7.1) and, if such breach or failure is capable of being remedied, such breach or failure is not remedied within 30 days after notice in writing of such breach or failure shall have been given to the Issuer (or such longer period, not exceeding 60 days, as is reasonably required to remedy such breach or failure but only if and for so long as the remedying thereof was and continues to be diligently and in good faith pursued and no Material Adverse Effect has occurred or is imminent as a result of such breach or failure).

7.2	Notice of Event of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 11.2.

If notice of an Event of Default has been given to Debentureholders and the Event of Default is thereafter remedied or cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Persons to whom notice of the Event of Default was given pursuant to this Section 7.2, such notice to be given within a reasonable time, not to exceed 30 days, after the Trustee becomes aware that the Event of Default has been remedied or cured.

7.3	Acceleration

Subject to the provisions of Section 7.4, if an Event of Default shall occur and be continuing, the Trustee may, in its discretion, and shall, upon receipt of a Debentureholders’ Request, by notice in writing to the Issuer, declare the principal of and interest on all Debentures then outstanding and the Premium thereon which would have been payable if the Issuer had redeemed the Debentures (otherwise than out of sinking fund amounts) on the date of such declaration and all other amounts outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding. Notwithstanding anything contained in this Indenture or the Debentures to the contrary, if the Trustee makes such declaration, the Issuer will pay to the Trustee forthwith for the benefit of the Debentureholders the amount of principal of and Premium and accrued and unpaid interest (including interest on amounts in default) on all Debentures and all other amounts payable in regard thereto under this Indenture, together with interest thereon at the rate borne by such Debentures from the date of such declaration until payment is received by the Trustee. Such payment, when made, will be deemed to have been made in discharge of the Issuer’s obligations under this Indenture and any amounts so received by the Trustee shall be applied in the manner provided in Section 7.7.

7.4	Waiver of Event of Default

Upon the happening of an Event of Default, the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding (or not less than 100% in the case of a failure to make payment of principal or Premium required by Section 7.1(a)) shall have power by requisition in writing to instruct the Trustee to waive such Event of Default and to cancel any declaration made by the Trustee pursuant to Section 7.3, and the Trustee shall thereupon waive the Event of Default or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition.

No delay or omission of the Trustee or of the Debentureholders in exercising any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein, and no act or omission, either of the Trustee or of the Debentureholders, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.5	Enforcement by the Trustee

Subject to the provisions of Section 7.4 and to the provisions of any Extraordinary Resolution, if the Issuer shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.3, the principal of and Premium and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may, in its discretion, and shall, upon receipt of a Debentureholders’ Request and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and Premium and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Issuer or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other documents and to do and perform any and all such acts and things, for and on behalf of such holders of the Debentures, as may be necessary or advisable, in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Issuer or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided that nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be party), the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

7.6	Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or any Premium or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Issuer wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy unless:

(a)	the Debentureholders, by Extraordinary Resolution or by Debentureholders’ Request, shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers conferred upon it or to institute an action, suit or proceeding in its name for such purpose;

(b)	the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred therein or thereby; and

(c)	the Trustee shall have failed to act within a reasonable time after such notification, request and provision of indemnity.

If a Debentureholder has the right to institute proceedings under this Section 7.6, such Debentureholder, acting on behalf of itself and all other Debentureholders, will be entitled to commence proceedings in any court of competent jurisdiction in which the Trustee might have commenced proceedings under Section 7.5.

7.7	Application of Money

Except as herein otherwise expressly provided, any money received by the Trustee or a Debentureholder pursuant to the provisions of this Article 7 or as a result of legal or other proceedings, or from any trustee in bankruptcy or liquidator of the Issuer, shall be applied, together with other money in the hands of the Trustee available for such purpose, as follows:

(a)	first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other amounts furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided (including, without limitation, pursuant to Section 6.6 hereof);

(b)	second, in payment of the principal of and Premium and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then Premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by an Extraordinary Resolution, and in that case in such order or priority as between principal, Premium and interest as may be directed by such Extraordinary Resolution; and

(c)	third, in payment of the surplus, if any, of such money to the Issuer or its assigns unless otherwise required by law;

provided, however, that no payment shall be made pursuant to Section 7.7(b) in respect of the principal of or Premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Issuer or any Affiliate of the Issuer (other than any Debenture pledged for value and in good faith to a Person other than the Issuer or any Affiliate of the Issuer, but only to the extent of such Person’s interest therein) until the prior payment in full of the principal of and Premium and interest on all Debentures which are not so held; provided further that the Trustee shall not be liable to any holder of Debentures in respect of any payment by it on any Debenture so held unless the Trustee had actual knowledge that such Debenture was so held.

7.8	Distribution of Proceeds

Payments to holders of Debentures pursuant to Section 7.7(b) shall be made as follows:

(a)	at least 15 days’ notice of every such payment shall be given in the manner provided in Section 11.2 specifying the time and the place or places at which the Debentures are to be presented and the amount of the payment and the application thereof as between principal, Premium and interest;

(b)	payment in respect of any Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon, but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any case upon such indemnity being given as the Trustee shall consider sufficient;

(c)	from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d)	the Trustee shall not be required to make any payment to Debentureholders unless the amount in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments referred to in Section 7.7(a), exceeds two per cent of the aggregate principal amount of the Debentures then outstanding.

7.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law.

7.10	Judgment Against the Issuer

In case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against the Issuer in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the principal for the Debentures, the Premium and the interest thereon.

7.11	Immunity of Certain Parties

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future unitholder or shareholder of the Issuer, or any member of the Board of Trustees or board of directors or officer (provided that such waiver and release will not apply when it is determined in a final non-appealable judgment by a court of competent jurisdiction that the relevant loss was caused by the gross negligence or wilful misconduct of the applicable trustee, director or officer) of the Issuer or of any successor thereof for the payment of the principal of or Premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Issuer herein or in the Debentures contained.

7.12	Change of Control Triggering Event

Following the occurrence of both a Change of Control and a Below Investment Grade Rating Event (such occurrence, a “Change of Control Triggering Event”), unless the Issuer has exercised its right to redeem the Debentures as described herein, the Issuer will be required to make an offer to each Debentureholder to purchase all, or any part of (equal to $1,000 or an integral multiple thereof) such Debentureholder’s Debentures (the “Change of Control Offer”) at a purchase price payable in cash equal to 101% of the principal amount of the Debentures plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following the date upon which a Change of Control Triggering Event shall have occurred, the Issuer will be required to provide written notice to each Debentureholder, with a copy to the Trustee, which notice will state the terms of the Change of Control Offer as described above. Such notice will also state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is sent, other than as may be required by law (the “Change of Control Payment Date”). Debentureholders electing to have Debentures purchased pursuant to a Change of Control Offer will be required to surrender their Debentures to the Trustee at the address specified in the notice, or transfer their Debentures to the Trustee by book-entry transfer pursuant to the applicable procedures of the Trustee, prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Issuer will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Issuer and such third party purchases all Debentures properly tendered and not withdrawn under its offer.

The Issuer must comply with any securities laws and regulations that are applicable in connection with the purchase of the Debentures as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Offer provisions herein, the Issuer shall be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions herein by virtue of such conflicts.

ARTICLE VIII

CANCELLATION, DISCHARGE AND DEFEASANCE

8.1	Cancellation and Destruction

All Debentures shall, forthwith after payment is made in respect thereof, be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee, and if required by the Issuer the Trustee shall furnish to the Issuer a destruction certificate in respect of the Debentures so destroyed.

8.2	Non-Presentation of Debentures

If the holder of any Debenture shall fail to present the same for payment on the date on which the principal thereof and Premium become payable either at Stated Maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require, then:

(a)	the Issuer shall be entitled to pay to the Trustee and direct it to set aside, or

(b)	in respect of money in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Issuer shall be entitled to direct the Trustee to set aside; or

(c)	in the case of redemption pursuant to notice given by the Trustee, the Trustee may itself set aside the principal amount and the Premium and interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture, and thereupon the principal amount and Premium and interest payable on such Debenture in respect of which such amount has been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof other than to receive payment of the amount so set aside (without interest) upon due presentation and surrender thereof, subject to the provisions of Section 8.3.

8.3	Repayment of Unclaimed Money

Any amount set aside under Section 8.2 and not claimed by and paid to holders of Debentures as provided in Section 8.2 within six years after the later of the date of such setting aside and the applicable Maturity Date shall be repaid to the Issuer by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such amount and thereafter the holders of the Debentures in respect of which such amount was so repaid to the Issuer shall have no rights in respect thereof and the Issuer shall be discharged from its obligations in respect thereof.

8.4	Discharge

Upon proof being given to the Trustee that the principal of all the Debentures and the Premium thereon and interest (including interest on amounts in default) thereon and other amounts payable hereunder have been paid or satisfied or that, all the outstanding Debentures having matured or having been duly called for redemption, or the Trustee having been given irrevocable instructions by the Issuer to publish within 90 days of such instructions notice of redemption of all the outstanding Debentures, such payment or redemption has been duly and effectually provided for by payment to the Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to this Indenture and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of the Issuer, execute and deliver to the Issuer such deeds or other instruments as shall be required to evidence the satisfaction and discharge of this Indenture and to release the Issuer from its covenants herein contained other than those relating to the indemnification of the Trustee.

8.5	Defeasance

At any time that Debentures of any Series are outstanding, the Trustee will, at the request and expense of the Issuer, execute and deliver to the Issuer such deeds and other instruments necessary to release the Issuer, subject to this Article 8 from the terms of this Indenture relating to such Series of Debentures, except those relating to the indemnification of the Trustee, subject to the following:

(a)	the Issuer shall have delivered to the Trustee evidence that the Issuer has:

(i)	deposited sufficient funds for payment of all principal, Premium, interest and other amounts due or to become due on such Series of Debentures to the Stated Maturity thereof;

(ii)	deposited funds or made provision for the payment of all expenses of the Trustee to carry out its duties under this Indenture in respect of such Series; and

(iii)	deposited funds for the payment of taxes arising with respect to all deposited funds or other provision for payment in respect of such Series, in each case irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Issuer and the Trustee;

(b)	the Trustee shall have received an opinion of Counsel to the effect that the holders of the Debentures of such Series will not be subject to any additional taxes as a result of the exercise by the Issuer of the defeasance option provided in this Section 8.5 and that they will be subject to taxes, if any, including those in respect of income (including taxable capital gain), on the same amount, in the same manner and at the same time or times as would have been the case if such option had not been exercised;

(c)	no Event of Default shall have occurred and be continuing on the date of the deposit referred to in Section 8.5(a);

(d)	such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Issuer is a party or by which the Issuer is bound;

(e)	the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit referred to in Section 8.5(a) was not made by the Issuer with the intent of preferring the holders of such Series of Debentures over the other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer; and

(f)	the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that all conditions precedent provided for or relating to the exercise of such defeasance option have been complied with.

The Issuer will be deemed to have made due provision for the depositing of funds if it deposits or causes to be deposited with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Issuer and the Trustee (each acting reasonably), solely for the benefit of the holders of a particular Series of Debentures stated therein, cash or Securities denominated in the currency in which principal is payable constituting direct obligations of Canada (for Debentures denominated in Canadian dollars) or the United States (for Debentures denominated in U.S. dollars) or an agency or instrumentality of Canada (for Debentures denominated in Canadian dollars) or the United States (for Debentures denominated in U.S. dollars), which will be sufficient, in the reasonable opinion of a firm of independent chartered accountants or an investment dealer acceptable to the Trustee, to provide for payment in full of such Series of Debentures and all other amounts from time to time due and owing under this Indenture which pertain to such Series.

The Trustee will hold in trust all money or Securities deposited with it pursuant to this Section 8.5 and will apply the deposited money and the money from such Securities in accordance with this Indenture to the payment of principal of and Premium and interest on the Debentures and, as applicable, other amounts.

If the Trustee is unable to apply any money or Securities in accordance with this Section 8.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Debentures will be revived and reinstated as though no money or securities had been deposited pursuant to this Section 8.5 until such time as the Trustee is permitted to apply all such money or Securities in accordance with this Section 8.5, provided that if the Issuer has made any payment in respect of principal, Premium or interest on such Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer will be subrogated to the rights of the holders of such Debentures to receive such payment from the money or Securities held by the Trustee.

ARTICLE IX

SUCCESSORS

9.1	Requirements for Successors

So long as any Debentures are outstanding, neither the Issuer nor any Material Subsidiary shall enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any person other than the Issuer, the Parent, a wholly-owned Subsidiary of the Parent or a Material Subsidiary (herein called a “Successor”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, but excluding a sale of or by a Material Subsidiary to an arm’s length purchaser for consideration which is not less than fair market value unless such Material Subsidiary holds all or substantially all of the assets of the Issuer on a consolidated basis, (each a “Transaction”) unless:

(i)	in the case of a Transaction involving the Issuer, prior to or contemporaneously with the consummation of such Transaction:

(A)	the Successor will be bound by or have assumed all the covenants and obligations of the Issuer hereunder, and

(B)	if the Transaction involves the Issuer, this Indenture will be valid and binding obligations of the Successor, enforceable against the Successor and entitling the Trustee, as against the Successor, to exercise all its rights under hereunder;

and provided that the Successor shall also execute and/or deliver to the Trustee such documents (including legal opinions of counsel to the Successor), if any, as may, in the opinion of the Trustee, be necessary to effect or establish (A) and (B) above;

(ii)	if the Transaction involves the Issuer, the Successor is a person organized and existing under the federal laws of Canada or the laws in force in a province of Canada;

(iii)	such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Trustee hereunder; and

(iv)	no Default or Event of Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction.

For clarity, each of the Issuer and any Material Subsidiary which is a trust shall be entitled to wind up into a corporation if the requirements of Section 9.1(i)-(iv) have been met.

9.2	Vesting of Powers in Successor

Whenever the conditions of Section 9.1 have been duly observed and performed, the Successor shall possess and from time to time may exercise each and every right and power of the Issuer under this Indenture, in the name of the Issuer or otherwise, and any act or proceeding required by any provision of this Indenture to be done or performed by the Officers on behalf of the Issuer may be done and performed with like force and effect by the legal representatives of the Successor.

ARTICLE X

MEETINGS OF DEBENTUREHOLDERS

10.1	Right to Convene Meetings

The Trustee may at any time and from time to time convene a meeting of Debentureholders, and the Trustee shall convene a meeting of Debentureholders upon receipt of a Request of the Issuer or a Debentureholders’ Request and upon being indemnified to its reasonable satisfaction by the Issuer or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Trustee fails within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Issuer or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario, or at such other place as may be approved or determined by the Trustee, the Issuer or the Debentureholders who convened the meeting in accordance with this Section 10.1.

10.2	Notice of Meetings

At least 15 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 11.2 and a copy thereof shall be sent by mail to the Trustee (unless the meeting has been called by it) and to the Issuer (unless the meeting has been called by it). Such notice shall state the time and place at which the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 11.

10.3	Chairman

The Chief Executive Officer, if present, will be the chairman of any meeting of the Debentureholders, failing which an individual (who need not be a Debentureholder) nominated in writing by the Trustee shall be chairman of the meeting. If no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or represented by proxy shall choose by Ordinary Resolution an individual present to be chairman.

10.4	Quorum

Subject to the provisions of Section 10.13, at any meeting of the Debentureholders a quorum shall consist of two or more Debentureholders present in person or represented by proxy and owning or representing at least 25% of the aggregate principal amount of the Debentures then outstanding. Subject to the provisions of Section 10.13, if a quorum of the Debentureholders is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Debentureholders shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least 25% of the aggregate principal amount of the Debentures then outstanding.

10.5	Power to Adjourn

The chairman of a meeting at which a quorum of Debentureholders is present may, with the consent of the holders of a majority of the aggregate principal amount of the Debentures present or represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.6	Show of Hands

Except as otherwise provided in this Indenture, every resolution submitted to a meeting shall be decided by a majority of the votes cast on a show of hands, and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

10.7	Poll

On every Extraordinary Resolution and on any other resolution submitted to a meeting in respect of which the chairman or one or more Debentureholders or proxyholders for Debentureholders holding at least $10,000 principal amount of Debentures demands a poll, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the holders of a majority of the principal amount of the Debentures represented at the meeting and voted on the poll.

10.8	Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Debentureholder or as proxyholder for one or more Debentureholders or both, shall have one vote. On a poll, each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he is then the holder. A proxyholder need not be a Debentureholder. In the case of joint registered holders of a Debenture, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others, but if more than one of them are present in person or represented by proxy, they shall vote together in respect of the Debentures of which they are joint registered holders.

Notwithstanding the foregoing, in the case of a Global Debenture, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Debentureholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

10.9	Regulations

The Trustee, or the Issuer with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(a)	voting by proxy by holders of Debentures, the form of the instrument appointing a proxyholder (which will be in writing) and the manner in which it may be executed and the authority to be provided by any Person signing a proxy on behalf of the registered holder of a Debenture;

(b)	the deposit of instruments appointing proxyholders at such place as the Trustee, the Issuer or the Debentureholders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c)	the deposit of instruments appointing proxyholders at an approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxyholders to be provided before the meeting to the Issuer or to the Trustee at the place at which the meeting is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at a meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Debentureholders and Persons whom registered Debentureholders have by instrument in writing duly appointed as their proxyholders.

10.10	Issuer and Trustee May Be Represented

The Issuer, and the Trustee, by their respective officers and directors, and the legal advisers of the Issuer and the Trustee may attend any meeting of the Debentureholders, but shall have no vote as such.

10.11	Powers Exercisable by Debentureholders

The following powers of the Debentureholders shall be exercisable from time to time only by Extraordinary Resolution:

(a)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee against the Issuer or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(b)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debentures which shall be agreed to by the Issuer and to authorize the Trustee to concur in and execute any Supplemental Indenture embodying any modification, change, addition or omission;

(c)	power to sanction any scheme for the reconstruction or reorganization of the Issuer or for the consolidation, amalgamation or merger of the Issuer with or into any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Issuer or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction not subject to the restriction in Section 6.3(c) or any such transaction which is subject to such restriction but the provisions of Section 9.1 shall have been complied with;

(d)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	subject to section 7.4, power to waive and direct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 7.3 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest or Premium on any Debentures or for the purpose of executing any trust or power hereunder;

(g)	power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.6, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(h)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other Securities of the Issuer;

(i)

power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or otherwise as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of individuals as shall be prescribed in the resolution appointing it and the members need not be Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)	power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities of the Issuer or of any other Person;

(k)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders; and

(l)	power to remove the Trustee and to appoint a new trustee.

Except as otherwise provided in this Indenture all other powers of and matters to be determined by the Debentureholders may be exercised or determined from time to time by Ordinary Resolution.

10.12	Meaning of Ordinary Resolution

The expression “Ordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as a ordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article 10 at which a quorum of the Debentureholders is present and passed by the affirmative votes of the holders of more than 50% of the aggregate principal amount of the Debentures who are present in person or represented by proxy at such meeting.

10.13	Meaning of Extraordinary Resolution

The expression “Extraordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an extraordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of at least 51% of the aggregate principal amount of the Debentures then outstanding are present in person or represented by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of the Debentures who are present in person or represented by proxy at such meeting

If, at any such meeting, the holders of at least 51% of the aggregate principal amount of the Debentures then outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved, but in any other case the meeting shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or represented by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Debentureholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed to be passed as an Extraordinary Resolution at such adjourned meeting and passed by the requisite vote as provided in this Section 10.13 shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of at least 51% of the aggregate principal amount of the Debentures then outstanding are not present in person or represented by proxy at such adjourned meeting.

Votes on a resolution proposed to be passed as an Extraordinary Resolution shall always be given on a poll and no demand for a poll on any such resolution shall be necessary.

10.14	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Debentureholders may be exercised from time to time, and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time. No powers exercisable by the Debentureholders will derogate in any way from the rights of the Issuer under or pursuant to this Indenture or any Debentures.

10.15	Minutes

Minutes of all resolutions and proceedings at every meeting of Debentureholders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened and all resolutions passed thereat or proceedings taken to have been duly passed and taken.

10.16	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Debentureholders at a meeting held as provided in this Article 10 may also be taken and exercised by an instrument in writing signed in one or more counterparts by the holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66 2/3%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the outstanding Debentures, and the expressions “Ordinary Resolution” and “Extraordinary Resolution” when used in this indenture shall include any instrument so signed.

10.17	Binding Effect of Resolutions

Subject to the provisions of section 10.18, every resolution passed in accordance with the provisions of this Article 10 at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting and every instrument in writing signed by Debentureholders in accordance with Section 10.16 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

10.18	Serial Meetings

If any business to be transacted at a meeting of Debentureholders or any action to be taken or power to be exercised by instrument in writing under Section 10.16 especially affects the rights of the holders of Debentures of one or more Series in a manner or to an extent differing from that in which it affects the rights of the holders of Debentures of any other Series, then:

(a)	reference to such fact, indicating the Debentures of each Series so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a “serial meeting”;

(b)	the holders of Debentures of a Series so especially affected shall not be bound by any action taken or power exercised at a serial meeting unless in addition to the other provisions of this Article 10:

(i)	there are present in person or represented by proxy at such meeting holders of at least 25% (or, for the purpose of passing an Extraordinary Resolution, at least 51%) of the aggregate principal amount of the Debentures of such Series then outstanding, subject to the provisions of this Article as to adjourned meetings; and

(ii)	the resolution is passed by the favourable votes of the holders of more than 50% in the case of an Ordinary Resolution (or, in the case of an Extraordinary Resolution, not less than 66 2/3%) of the aggregate principal amount of Debentures of such Series voted on the resolution; and

(c)	the holders of Debentures of a Series so especially affected shall not be bound by any action taken or power exercised by instrument in writing under Section 10.16 unless, in addition to the other provisions of this Article 10, such instrument is signed in one or more counterparts by the holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66 2/3%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the Debentures of such Series then outstanding.

Notwithstanding anything herein contained, any covenant or other provision contained herein which is expressed to be effective only so long as any Debentures of a particular Series remain outstanding may be modified by the required resolution or consent of the holders of the Debentures of such Series in the same manner as if the Debentures of such Series were the only Debentures outstanding hereunder. In addition, if any business to be transacted at any meeting or any action to be taken or power to be exercised by instrument in writing does not adversely affect the rights of the holders of Debentures of one or more particular Series, the provisions of this Article 10 shall apply as if the Debentures of such Series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such Series

10.19	Record Date for Requests, Demands, Etc.

If the Issuer shall solicit from the holders of Debentures any request, demand, authorization, direction, notice, consent, waiver or other action, the Issuer may, at its option, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Issuer shall have no obligation to do so.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business of the Issuer on such record date shall be deemed to be holders of Debentures for the purposes of determining whether holders of the requisite proportion of Debentures then outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for this purpose the Debentures then outstanding shall be computed as of such record date.

ARTICLE XI

NOTICES

11.1	Notice to the Issuer

Any notice to the Issuer under the provisions hereof shall be valid and effective if delivered to the Borrower at: Algonquin Power Co., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Attention: Chief Executive Officer or if sent by facsimile transmission (with receipt confirmed) to the attention of the Chief Executive Officer at (905) 465-4540, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Issuer may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Issuer for all purposes of this Indenture.

11.2	Notice to Debentureholders

Unless otherwise expressly provided in this Indenture, any notice to be given hereunder to Debentureholders shall be valid and effective if given in the following manner:

(a)	such notice is delivered by electronic communication or sent by ordinary mail postage prepaid addressed to such holders at their respective addresses appearing on any of the Registers, provided that if, in the case of joint holders of any Debenture, more than one address appears in the Register in respect of such joint holding, such notice shall be sent only to the first address so appearing; and

(b)	if for any reason it is impracticable to give any notice by electronic means or by mail, such notice is published once in Toronto, Ontario, and such other cities, if any, at which Registers in respect of such Debentures are required to be kept, each publication to be made in a newspaper of general circulation published in the designated cities and all such publications to be made within a period of seven days, provided that, in the case of the redemption of Debentures, such notice shall be published twice in each of the said cities in successive weeks.

Any notice so given by electronic communication shall be deemed to have been given on the Business Day received if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. Any notice so given by mail shall be deemed to have been given on the third Business Day after it is mailed. Any notice so given by publication shall be deemed to have been given on the day on which the first publication is completed in all of the cities in which publication is required. In determining under any provisions hereof the date by which notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder shall not invalidate any action or proceeding founded thereon.

11.3	Notice to the Trustee

Any notice to the Trustee under the provisions hereof shall be valid and effective if delivered to an officer of the Trustee at BNY Trust Company of Canada, 320 Bay Street, 11th Floor, Toronto, Ontario M5H 4A6, or if sent by facsimile transmission (with receipt confirmed) at (416) 360-1711, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Trustee may from time to time notify the Issuer of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trustee for all purposes of this Indenture.

11.4	When Publication Not Required

If at any time any notice is required by this Indenture to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Issuer shall not be required to publish in that city.

11.5	Waiver of Notice

Any notice provided for in this Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Debentureholders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

ARTICLE XII

CONCERNING THE TRUSTEE

12.1	Certain Duties and Responsibilities of Trustee

In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, and shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Trustee as a fiduciary hereunder.

The Trustee shall read, and act upon (as required), all of the certificates, opinions and other documents delivered to it under or pursuant to this Indenture.

None of the provisions of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless the Trustee is indemnified as required in this Indenture.

The Trustee, upon the occurrence or at any time during the continuance of any act, action or proceeding, may require the Debentureholders at whose instance it is acting to deposit with it Debentures held by them, for which Debentures the Trustee will issue receipts.

Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles the Trustee to rely upon any evidence submitted to it is subject to the provisions of applicable legislation, this Section 12.1 and Section 12.2.

No provision of this Indenture shall operate to confer any obligation, duty or power on the Trustee in any jurisdiction in which it does not have the legal capacity required to assume, hold or carry out such obligation, duty or power. For the purposes of this Section 12.1, legal capacity includes, without limitation, the capacity to act as a fiduciary in such jurisdiction.

12.2	No Conflict of Interest

The Trustee represents to the Issuer that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in the Trustee’s role as a fiduciary hereunder. If at any time a material conflict of interest exists in respect of the Trustee’s role as a fiduciary under this Indenture that is not eliminated within 90 days after the Trustee becomes aware that such a material conflict of interest exists, the Trustee shall resign from the trusts under this Indenture by giving notice in writing of such resignation and the nature of the conflict to the Issuer at least 21 days prior to the date upon which such resignation is to take effect, and will on such date be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Indenture and any Debentures will not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Trustee. If the Trustee contravenes the foregoing provisions of this Section 12.2, any interested party may apply to the Ontario Superior Court of Justice for an order that the Trustee be replaced as trustee under this Indenture.

12.3	Conditions Precedent to Trustee’s Obligation to Act

The Trustee shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Indenture. The Trustee shall not be required to take notice of any Event of Default under this Indenture, other than in respect of payment of any money required by any provision of this Indenture to be paid to it, unless and until the Trustee is notified in writing of such Event of Default by any Debentureholder or the Issuer or unless an officer of the Trustee has specific knowledge of an Event of Default. In the absence of such notice or knowledge, the Trustee may for all purposes of this Indenture assume that no Event of Default has occurred.

The obligation of the Trustee to commence or continue any act, action or proceeding under this Indenture will be conditional upon receipt by the Trustee of the following:

(a)	an Extraordinary Resolution, Ordinary Resolution, Debentureholders’ Request, or such other notice or direction as is required pursuant to this Indenture, specifying the action or proceeding which the Trustee is requested, directed or authorized to take;

(b)	sufficient funds to commence or continue such act, action or proceeding; and

(c)	an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

12.4	Replacement of Trustee

The Trustee may resign its trusts and be discharged from all further duties and liabilities hereunder by giving to the Issuer three months’ notice in writing or such shorter notice as the Issuer may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder, the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 12.2. The Debentureholders by Extraordinary Resolution shall have power at any time to remove the Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Debentureholders. Failing such appointment by the Issuer, the retiring trustee or any Debentureholder may apply to a judge of the Ontario Superior Court of Justice, on such notice as such judge may direct, for the appointment of a new trustee, but any new trustee so appointed by the Issuer or by the Court shall be subject to removal as aforementioned by the Debentureholders. Any new trustee appointed under any provision of this Section 12.4 shall be a corporation authorized to carry on the business of a trust company in each of the provinces and territories of Canada. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

Subject to the foregoing, no resignation or removal of a trustee or appointment of a successor trustee hereunder shall be effective unless such successor trustee:

(a)	is eligible to act as a trustee,

(b)	certifies that it will not have any material conflict of interest upon becoming the trustee hereunder, and

(c)	executes, acknowledges and delivers to the Issuer and to the retiring trustee an instrument accepting such appointment,

and thereupon the resignation or removal of the retiring trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring trustee.

Upon the written request of the successor trustee or of the Issuer and upon payment of all outstanding fees and expenses properly payable to the Trustee under this Indenture, the Trustee ceasing to act will execute and deliver all such assignments, conveyances or other instruments (if any) as, in the opinion of Counsel, may be necessary to assign and transfer to such successor trustee the rights and obligations of the Trustee under this Indenture, and will duly assign, transfer and deliver all property and money held by the Trustee to the successor trustees so appointed in its place. If any deed, conveyance or instrument in writing from the Issuer is required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing will on the request of the new or successor trustee, acting reasonably, be made, executed, acknowledged and delivered by the Issuer, as the case may require. The cost of any act, document or other instrument or thing required or permitted under this Section 12.4 shall be at the expense of the Issuer.

12.5	Trustee May Deal in Debentures

The Trustee may buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby.

12.6	No Person Dealing with Trustee Need Inquire

No Person dealing with the Trustee shall be concerned to inquire whether the powers that the Trustee is purporting to exercise have become exercisable, or whether any amount remains due upon the Debentures or to see to the application of any amount paid to the Trustee.

12.7	Investment of Money Held by Trustee

(a)	Unless herein otherwise expressly provided, any of the funds held by the Trustee may be deposited in a trust account in the name of the Trustee (which may be held with the Trustee or an affiliate of the Trustee), which account may be non-interest bearing. Upon the written direction of the Issuer, the Trustee shall invest in its name such funds in Authorized Investments in accordance with such direction. Any direction by the Issuer to the Trustee as to the investment of the funds shall be in writing and shall be provided to the Trustee no later than 10:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Trustee after 10:00 a.m. (Toronto time), or received on a non-Business Day, shall be deemed to have been given prior to 10:00 a.m. on the next Business Day. In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department or the deposit department of one of its affiliates; but the Trustee and its affiliates shall not be liable to account for any profit to the Issuer, or to the holder of any Debenture, or to any person or entity other, than at a rate, if any, established from time to time by the Trustee or one of its affiliates.

(b)	Unless and until the Trustee shall have declared the principal amount of the Debentures to be due and payable, the Trustee shall pay over to the Issuer all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

12.8	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

12.9	Trustee Not Required to Possess Debentures

All rights of action under this Indenture may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on any trial or other proceedings relative thereto.

12.10	Certain Rights of Trustee

Subject to the provisions of Section 12.1:

(a)	the Trustee may conclusively act and rely as to the truth of, and shall not be bound to make any investigation into the facts or matters of, statements and correctness of the opinions expressed in, and shall be fully protected in acting or relying or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)	any request or direction of the Issuer shall be sufficiently evidenced by a Request of the Issuer or Order of the Issuer and any resolution of the Board of Trustees shall be sufficiently evidenced by a Certified Resolution;

(c)	whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, rely and act upon a Certificate of the Issuer; and

(d)	the Trustee at the expense of the Issuer may consult with Counsel and the advice of Counsel or any opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

12.11	Merger, Conversion, Consolidation or Succession to Business

Any corporation into which the Trustee may be merged or with which it may be amalgamated or consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 12, without the execution or filing of any instrument or any further act on the part of any of the parties hereto.

12.12	Action by Trustee to Protect Interests

The Trustee shall have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Debentureholders.

12.13	Protection of Trustee

The Issuer hereby indemnifies and saves harmless the Trustee and its directors, officers and employees from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages, taxes (other than income or capital taxes), penalties and liabilities whatsoever brought against or incurred by the Trustee which it may suffer or incur as a result of or arising in connection with the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatever kind or nature, except only in the event of the negligence, wilful misconduct, or bad faith of the Trustee. This indemnity will survive the removal or resignation of the Trustee under this Indenture and the termination of this Indenture.

The Trustee will not be liable for or by reason of any statements of fact in this Indenture or in the Debentures (except for the representations contained in Sections 12.2 and 12.14 and in the certificate of the Trustee on the Debentures) or required to verify such statements and all such statements are and will be deemed to be made by the Issuer.

The Trustee will not be bound to give notice to any Person of the execution of this Indenture.

The Trustee will not incur any liability or responsibility whatever or in any way be responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or in any Debentures or of any acts of the agents or employees of the Issuer.

Neither the Trustee nor any Affiliate of the Trustee will be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Issuer.

Nothing in this Indenture will impose on the Trustee any obligation to see to, or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture in any jurisdiction.

The Issuer shall provide to the Trustee an incumbency certificate setting out the names and sample signatures of persons authorized to give instructions to the Trustee hereunder. The Trustee shall be entitled to rely on such certificate until a revised certificate is provided to it hereunder. The Trustee shall be entitled to refuse to act upon any instructions given by a party which are signed by any person other than a person described in the incumbency certificate provided to it pursuant to this Section.

The Trustee shall be entitled to rely, and act upon, on any direction, order, instruction, notice or other communication provided to it hereunder which is sent to it by facsimile transmission or electronic delivery.

The Trustee shall not be liable for any consequential, punitive or special damages.

The Trustee shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war).

12.14	Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada. If the Trustee ceases to be authorized to carry on such business in any province or territory of Canada, the validity and enforceability of this Indenture and the Debentures issued under this Indenture will not be affected in any manner whatsoever by reason only of such event, but within 90 days after ceasing to be authorized to carry on the business of a trust company in any province or territory of Canada the Trustee either shall become so authorized or shall resign in the manner and with the effect specified in Section 12.4.

12.15	Trustee and Issuer Not Liable in Respect of Depository

The Trustee and the Issuer shall have no liability whatsoever for:

(a)	any aspect of the records relating to or payments made on account of beneficial ownership interests in the Debentures held by and registered in the name of a Depository or its nominee;

(b)	maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or

(c)	any advice or representation made or given by or with respect to a Depository and made or given herein with respect to rules of such Depository or any action to be taken by a Depository or at the direction of a participant of a Depository.

12.16	Global Debentures

Debentures issued to a Depository in the form of a Global Debenture shall be subject to the following:

(a)	the Trustee may deal with such Depository as the authorized representative of the holders of such Debentures;

(b)	the rights of the beneficial owners of such Debentures shall be exercised only through such Depository and shall be limited to those established by law and by agreement between the beneficial owners of such Debentures and such Depository or direct participants of such Depository;

(c)	such Depository will make book-entry transfers among the direct participants of such Depository and will receive and transmit payments of principal, Premium and interest on the Debentures to such direct participants; and

(d)	the direct and indirect participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Debentures held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Debentures represented by such Global Debenture for all purposes whatsoever.

12.17	Trustee Appointed Attorney

The Issuer hereby irrevocably appoints the Trustee to be the attorney of the Issuer in the name and on behalf of the Issuer to execute any documents and to do any acts and things which the Issuer ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Issuer in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

12.18	Acceptance of Trusts

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Debentureholders from time to time, subject to the terms and conditions of this Indenture

12.19	Representation regarding Third Party Interests

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, is not intended to be used by or on behalf of any third party.

12.20	Anti-Money-Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money-laundering or anti -terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non- compliance with any applicable anti-money-laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 30 days prior written notice sent to the Issuer, provided that (i) the Trustee’s written notice shall describe the circumstances of such non-compliance, and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 30 day period, then such resignation shall not be effective.

12.21	SEC Reporting Precedent

The Issuer covenants that, in the event that it shall begin, or cease, to file as a “Foreign Issuer” with the U.S. Securities and Exchange Commission, the Issuer shall promptly deliver to the Trustee an officer’s certificate (in a form provided by the Trustee) certifying such “reporting issuer” status and other information as the Trustee may require at such time.

12.22	Experts, Advisers and Agents

The Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor or other expert, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Issuer.

ARTICLE XIII

SUPPLEMENTAL INDENTURES

13.1	Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the Issuer, the Issuer may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers Supplemental Indentures, which thereafter shall form part of this Indenture, for any one or more of the following purposes.

(a)	adding limitations or restrictions to be observed upon the amount or issue of Debentures hereunder, provided that, in the opinion of Counsel, such limitations or restrictions shall not be prejudicial to the interests of the Debentureholders;

(b)	adding to the covenants of the Issuer herein contained for the protection of the Debentureholders or providing for Events of Default in addition to those herein specified;

(c)	making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which it may be expedient to make, provided that such provisions and modifications will not, in the opinion of Counsel, be prejudicial to the interests of the Debentureholders;

(d)	providing for the issue, as permitted hereby, of Debentures of any one or more Series;

(e)	evidencing the succession, or successive successions, of successors to the Issuer and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(f)	giving effect to any Extraordinary Resolution or Ordinary Resolution; and

(g)	for any other purpose not inconsistent with the terms of this Indenture.

The Trustee may also, without the consent or concurrence of the Debentureholders, by Supplemental Indenture or otherwise, concur with the Issuer in making any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any Supplemental Indenture, provided that, in the opinion of Counsel, the rights of the Debentureholders are in no way prejudiced thereby.

13.2	Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture, this Indenture shall be modified in accordance therewith, such Supplemental Indentures shall form a part of this Indenture for all purposes, and every holder of Debentures to which such Supplemental Indenture relates shall be bound thereby. Any Supplemental Indenture may contain terms which add to, modify or negate any of the terms contained in this Indenture, and to the extent that there is any difference between the terms of this Indenture and the terms contained in a Supplemental Indenture, the terms contained in the Supplemental Indenture shall be applicable to the Debentures to which such Supplemental Indenture relates and the corresponding terms contained in this Indenture shall not be applicable unless otherwise indicated in such Supplemental Indenture.

ARTICLE XIV

EVIDENCE OF RIGHTS OF DEBENTUREHOLDERS

14.1	Evidence of Rights of Debentureholders

Any instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such instrument, or of a writing appointing any such attorney or (subject to the provisions of Section 10.9 with regard to voting at meetings of Debentureholders) of the holding by any Person of Debentures shall be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such instrument or writing are proved by the certificate of any notary public or other office authorized to take acknowledgments of deeds to be recorded at the place at which such certificate is made, that the Person signing such request or other instrument or writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution, or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion, require further proof when it deems further proof desirable or may accept such other proof as it shall consider proper.

The ownership of Debentures shall be proved by the Registers as herein provided.

ARTICLE XV

EXECUTION AND FORMAL DATE

15.1	Counterpart Execution

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

15.2	Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing formal date of July 25], 2011, irrespective of the actual date of execution thereof.

IN WITNESS WHEREOF the parties hereto have executed this Indenture and the hands of their proper officers in that behalf.

ALGONQUIN POWER CO.

By:	(signed) “David Bronicheski”
	Name:	David Bronicheski
	Title:	Chief Financial Officer

BNY TRUST COMPANY OF CANADA

By:	(signed) “Ismail Bawa”
Authorized Signatory

SCHEDULE A

“This Debenture is a Global Debenture within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof.

Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after the later of (I) July 25, 2011, and (II) the date the issuer became a reporting issuer in any province or territory.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Algonquin Power Co. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co., or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”